                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration Number 333-36433

PROSPECTUS

                               3,395,000 SHARES

                              HON INDUSTRIES INC.

                                 COMMON STOCK

                                ---------------

  Of the 3,395,000 shares of Common Stock of HON INDUSTRIES Inc., an Iowa corporation (the "Company"), offered hereby, 1,000,000 shares are being offered by the Company and 2,395,000 shares are being offered by a certain shareholder (the "Selling Shareholder"). The Company will not receive any of the proceeds of shares sold by the Selling Shareholder. See "Selling Shareholder."

  Of the 3,395,000 shares of Common Stock of the Company offered, 2,716,000 shares are being offered inside the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 679,000 shares are being offered in a concurrent international offering outside the United States and Canada by the International Managers (the "International Offering" and together with the U.S. Offering, the "Offerings"). The price to the public and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting."

  The Common Stock is quoted on the Nasdaq National Market under the symbol "HONI." On October 23, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $53 1/4 per share. See "Market Price of and Dividends on Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                ---------------

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                                 PROCEEDS TO
                                                                                   SELLING
                                      PRICE TO     UNDERWRITING   PROCEEDS TO    SHAREHOLDER
                                       PUBLIC      DISCOUNT (1)   COMPANY (2)        (2)
---------------------------------------------------------------------------------------------
Per Share                              $52.00         $2.08          $49.92         $49.92
---------------------------------------------------------------------------------------------
Total (3)                           $176,540,000    $7,061,600    $49,920,000    $119,558,400
---------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) The Company, the Selling Shareholder and Bandag, Incorporated have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deduction of expenses, estimated at $500,000, which are payable by the Company. The Selling Shareholder will not be paying any of the expenses of the Offerings, other than the expenses of its counsel.
(3) The Company has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 407,400 and 101,850, respectively, additional shares of Common Stock on the same terms set forth above, to cover over-allotments, if any. If the over-allotment options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $203,021,000, $8,120,840 and $75,341,760, respectively.
    See "Underwriting."

                                ---------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Company, counsel for the Selling Shareholder and Bandag, Incorporated and counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made against payment therefor in New York, New York on or about October 29, 1997.

                                ---------------

MERRILL LYNCH & CO.                                     WILLIAM BLAIR & COMPANY
ROBERT W. BAIRD & CO.                                        MCDONALD & COMPANY
       INCORPORATED                                       SECURITIES, INC.

                                ---------------

               The date of this Prospectus is October 23, 1997.

    [Pictures of filing cabinets, seating and office systems appear here.]



  CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF SHARES OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SHARES OF COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

  HON(R), Concensys(R), Every-Day(R), Regent(R) and Solutions Seating(R) are registered trademarks of the Company.

                               PROSPECTUS SUMMARY

  The following is a summary of certain information in this Prospectus. This summary is not intended to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Investors should consider carefully the information set forth in "Risk Factors" before making any decision to invest in the Common Stock. Except as otherwise noted, all information in this Prospectus assumes that the Underwriters' over-allotment options are not exercised. Unless the context otherwise requires, the term "Company" means HON INDUSTRIES Inc. and its subsidiaries and "fiscal 1992," "fiscal 1993," "fiscal 1994," "fiscal 1995," and "fiscal 1996" mean the fiscal years ended January 2, 1993, January 1, 1994, December 31, 1994, December 30, 1995 and December 28, 1996,
respectively, and "fiscal 1997" means the fiscal year ending January 3, 1998.

                                  THE COMPANY

  The Company is a leading designer and manufacturer of value-priced office furniture and furniture systems in the United States. The Company's products are marketed through multiple distribution channels primarily to small- and medium-sized businesses and home offices on the basis of price, quality, selection and quick delivery. The Company maintains its leadership position by offering "compelling value" to its customers through a broad line of quality office furniture, including filing cabinets, seating, office systems, desks and related products, at attractive price points, with quick delivery. The Company's low-cost manufacturing capabilities, extensive distribution network, innovative product development and unique employee ("member") culture enable it to provide compelling value to its customers. In addition to its core office furniture business, the Company, through its Hearth Technologies Inc. subsidiary ("Hearth Technologies"), is the leading manufacturer of wood- and gas-burning fireplaces, stoves and related accessories in the United States. The Company markets its hearth products through the widely-recognized "Heatilator" and "Heat-N-Glo" brand names. In fiscal 1996, the Company had net sales of $998.1 million, of which $887.3 million was attributable to office furniture products and $110.8 million was attributable to hearth products.

  A key driver of the Company's success has been its highly-efficient and low-cost manufacturing operations. Since its inception, the Company has been committed to constant improvement in manufacturing and in 1992 introduced its process improvement approach known as Rapid Continuous Improvement ("RCI") which focuses on streamlining design, manufacturing and administrative processes. The Company's RCI program, in which most members participate, has significantly contributed to increased productivity, lower manufacturing costs, and improved product quality and workplace safety. As a result of RCI, productivity, as measured by annual revenue per member, has increased 50% over the last five years. In addition, the Company's RCI efforts enable it to offer short average lead times of two to four weeks, from receipt of order to shipment, for most of its products.

  The Company distributes its products through an extensive network of independent office furniture dealers, office products dealers, wholesalers and retailers. The Company is one of the top two suppliers of office furniture to each of the largest national office products dealers, which are Boise Cascade Corporation, BT Office Products International, Inc., U.S. Office Products Company, Corporate Express Inc., Office Depot Inc.--Business Services Division and Staples Commercial Advantage ("mega-dealers"), and to the Office Depot and Office Max superstores. The Company offers reduced freight costs and complete order delivery, regardless of the order size or combination of products, by manufacturing at multiple locations and cross-docking products throughout the United States. The Company believes that more of its products are available for immediate delivery, through over 135 nationwide wholesaler customer locations, than those of any of its competitors.

  The Company's product development efforts are primarily focused on reducing the cost to manufacture existing products and designing new products that provide additional features and better quality. The Company's ability to apply RCI techniques to reduce manufacturing costs and enhance value allows its products to be sold at prices lower than those offered for competing products. For example, in 1996 the Company redesigned its leading line of file cabinets to add features while lowering the Company's costs and maintaining prices. As a result of the Company's aggressive product development efforts, approximately 45% of the Company's 1996 sales volume consisted of products introduced within the last three fiscal years.

  An important element of the Company's success has been its ability to attract, develop and retain skilled, experienced and efficient members. Each of the Company's eligible members owns stock in the Company through a number of stock-based plans, including a member stock ownership plan, and participates in the Company's qualified profit sharing plan. In addition, most production members are eligible for incentive bonuses.

  According to industry sources, U.S. office furniture shipments, which totaled approximately $10 billion in 1996, have grown at a compound annual growth rate of approximately 7% over the three-year period ended December 31, 1996. The U.S. office furniture market consists of two primary segments--the contract segment and the transactional segment. The contract segment has traditionally been characterized by one-time sales of large quantities of office furniture to large corporations, such as for new office facilities, relocations or department or office redesigns, which are frequently customized to meet specific client and designer preferences. The transactional segment of the market, in which the Company is a leader, primarily represents smaller orders of office furniture purchased by businesses and home office users on the basis of price, quality, selection and quick delivery.

  Over the last several years, as competition in the contract segment has intensified, dealers have sought to provide their clients with moderately-priced alternatives to premium-priced contract furniture. In addition, small- and medium-sized businesses with less complex needs have sought out affordable office furniture that can be delivered quickly. In response to these trends, the Company, as well as some of its competitors, have developed value-priced alternatives to contract furniture lines. The Company believes that this portion of the contract segment will continue to expand with the proliferation of small- and medium-sized businesses, growth in home offices, commoditization of office furniture and consolidation in the office furniture distribution network.

GROWTH STRATEGY

  The Company's strategy is to build on its position as a leading manufacturer of value-priced office furniture and hearth products in North America. The components of this growth strategy are to:

  Introduce New Value-Priced Products. The Company has been increasingly successful in developing compelling value alternatives to premium-priced office furniture and intends to expand and further enhance its product offerings by developing new products. The Company's development efforts emphasize the design of products that are easily manufactured, and the use and development of alternative materials that enhance quality and reduce product development cycles and manufacturing costs. The Company conducts market research of end-users to assess evolving customer demands. The Company offers its products in many new models, sizes, alternative materials, designs, fabrics and finishes. Areas in which the Company intends to expand its product offerings include computer furniture, ready-to-assemble furniture, folding chairs and tables, fire-proof files and school furniture.

  Continually Improve Productivity. The Company intends to strengthen its low-cost manufacturing position by continuing to apply RCI, designing special machines and tooling to enhance proprietary processes, evaluating vertical integration opportunities and improving information systems. Lower costs allow the Company to enhance product features at no additional cost to the customer. As successfully demonstrated in 1996 and the first half of 1997, lower manufacturing costs also allow the Company to reduce prices on certain existing products in order to increase volume and market share while maintaining operating margins. The Company intends to implement proven RCI tools to realize productivity gains in acquired operations.

  Leverage Distribution Network. The changing dynamics of distribution in the office furniture industry present an opportunity for the Company to benefit from its extensive distributor network and its flexible operating structure. Due to consolidation among office furniture distributors, fewer and larger distributors exist and these distributors, such as office products and furniture dealers, wholesalers and large, national retail chains, are reducing their vendor bases and seeking stronger suppliers who offer more complete product lines. As one of the top two suppliers of office furniture to each of the mega-dealers and the Office Depot and Office Max superstores, the Company believes that it is well-positioned to capitalize on this consolidation trend due to its excellent reputation for price, quality, quick delivery and broad product lines. In addition, the Company's commitment to providing distributors with excellent customer service has helped to strengthen existing relationships as well as develop new distribution channels.

  Pursue Complementary Strategic Acquisitions. The Company continues to evaluate potential acquisitions of complementary businesses that provide opportunities for increased market penetration, innovative new products, increased distribution capabilities, enhanced industry expertise and expanded geographical presence in North America. Acquisition candidates must present profitable growth opportunities within the Company's core businesses, must be well managed and must be well respected by its customers. For example, in June 1997, the Company acquired Allsteel Inc. ("Allsteel"), a manufacturer of mid-priced office furniture with 1996 sales of approximately $150 million. Allsteel, which has a strong distribution network and modern, strategically-located manufacturing facilities, enables the Company to broaden its customer base by increasing its market penetration in the value-priced segment of the office furniture industry.

  Further Penetrate Hearth Products Market. The Company's recognized innovation in direct-vent gas fireplace design and manufacturing coupled with its premier position in wood-burning products provides it with the most comprehensive product line and extensive distribution network in the hearth products market. The Company plans to further enhance its competitive position in the hearth products market by leveraging synergies with the office furniture business, such as purchasing, manufacturing and product development.

  The Company's principal executive offices are located at 414 East Third Street, P.O. Box 1109, Muscatine, Iowa 52761-7109. Its telephone number is
(319) 264-7400. The Company's World Wide Web site address is http://www.honi.com.

                                 THE OFFERINGS

  The offering hereby of 2,716,000 shares of common stock, $1.00 par value per share, of the Company (the "Common Stock"), in the United States and Canada (the "U.S. Offering") and the concurrent offering of 679,000 shares of common stock outside of the United States and Canada (the "International Offering") are collectively referred to as the "Offerings." The closing of each of the U.S. Offering and the International Offering is conditioned upon the closing of the other.

Common Stock Offered by the Company........... 1,000,000 shares
Common Stock Offered by the Selling            2,395,000 shares
 Shareholder..................................
  Total....................................... 3,395,000 shares
Common Stock to be Outstanding after the       30,670,610 shares(1)
 Offerings....................................
Use of Proceeds............................... General corporate purposes, including the repayment of indebtedness. See "Use of
                                               Proceeds."
Nasdaq National Market Symbol................. HONI

--------
(1) As of September 22, 1997 and excluding shares of Common Stock reserved for issuance upon the exercise of options under the Company's stock option plan, of which options to purchase 78,000 shares were outstanding at a weighted average exercise price of $49.48 per share.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                          FIRST HALF OF
                                             FISCAL                          FISCAL
                         ---------------------------------------------- -----------------
                           1992     1993     1994     1995   1996(A)(B) 1996(A)  1997(B)
                         -------- -------- -------- -------- ---------- -------- --------
INCOME STATEMENT DATA:
Net sales............... $706,550 $780,326 $845,998 $893,119  $998,135  $452,737 $579,426
Gross profit............  227,371  242,498  272,606  268,419   318,639   142,504  184,263
Operating income........   62,296   71,450   87,116   66,728   106,193    46,351   59,507
Interest expense (net)..      403      596      778    1,211       926       127    2,283
Income before income
 taxes..................   61,893   70,854   86,338   65,517   105,267    46,224   57,224
Income taxes............   23,210   26,216   31,945   24,419    37,173    17,103   21,459
Net income..............   38,683   45,127   54,156   41,098    68,094    29,121   35,765
Net income per common
 share.................. $   1.18 $   1.41 $   1.73 $   1.35  $   2.26  $   0.96 $   1.20
Weighted average shares
 outstanding............   32,759   32,091   31,218   30,496    30,114    30,258   29,696
OPERATING DATA:
Net sales per member
 (c).................... $119,229 $124,712 $137,987 $150,534  $163,097  $160,945 $165,456

                                                               JUNE 28, 1997
                                                            --------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(D)
                                                            -------- -----------
BALANCE SHEET DATA:
Working capital............................................ $ 94,251  $ 94,251
Total assets...............................................  635,392   635,392
Total debt (e).............................................  151,610   102,190
Shareholders' equity.......................................  278,819   328,239

--------
(a) Includes a $3,200,000 pre-tax gain on the sale of Ring King Visibles, Inc., a wholly-owned subsidiary of the Company ("Ring King") (after-tax gain of $2,000,000 or $.07 per share).
(b) Includes the results of Heat-N-Glo Fireplace Products, Inc. ("Heat-N-Glo") from October 2, 1996, the date it was acquired.
(c) Net sales per member is equal to net sales for the year divided by the number of members at year end. First half data are based on annualized net sales divided by the number of members at the end of the period. The data for fiscal 1996 does not give effect to the acquisition of Heat-N-Glo in the fourth quarter of 1996.
(d) Adjusted to reflect the sale by the Company of 1,000,000 shares of the Common Stock offered hereby at the initial public offering price and the application of the estimated net proceeds therefrom. See "Use of Proceeds."
(e) Includes current and non-current long-term debt. Also includes current and non-current capital lease obligations of $7,169,000.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should consider carefully all of the information set forth in this Prospectus, and in particular, should evaluate the following risks in connection with an investment in the Common Stock. Statements in this Prospectus that are not strictly historical, including statements as to plans, objectives and future performance, are "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, which may cause the Company's actual results in the future to differ materially from expected results. These risks include, among others, competition within the office furniture and hearth products industries, the relationship between supply and demand for value-priced office furniture, and gas- and wood-burning hearth products, the effects of economic conditions, the issues associated with the acquisition and integration of recently acquired operations, including Heat-N-Glo and Allsteel, operating risks, the ability of the Company's distributors to successfully market and sell the Company's products, the availability of capital to finance planned growth, and the effect of consolidation in the office furniture industry, as well as the risks, uncertainties and other factors described in this Prospectus and from time to time in the Company's other filings with the Securities and Exchange Commission.

STRONG COMPETITION

  The office furniture industry is highly competitive, with a significant number of competitors offering similar products. The Company's competitors include Global Furniture Inc.; Anderson-Hickey Co., Globe Business Furniture and United Chair, Inc., divisions of Haworth, Inc.; National Office Furniture, a division of Kimball Office Furniture Co.; and High Point Furniture Industries, Inc. In addition, the Company competes with certain office furniture manufacturers which control a substantial portion of the market share in the contract office furniture market, such as Steelcase Inc., Herman Miller, Inc., Haworth, Inc. and Knoll, Inc. Products and brands offered by contract office furniture market participants have strong acceptance in the marketplace, and such competitors have developed and may continue to develop value-priced product designs to compete with the Company. The Company also faces significant price competition from its competitors and may encounter competition from new market entrants. There can be no assurance that the Company will be able to compete successfully in its market in the future. See "Business--Competition."

CONCENTRATION OF CUSTOMER BASE

  The Company sells its products through multiple distribution channels, including through dealers, wholesalers and retailers. These distribution channels have been consolidating in the past several years and may continue to consolidate in the future. Such consolidation may result in a greater proportion of the Company's sales being concentrated in fewer customers. In 1996, the Company's ten largest customers represented approximately 40% of its consolidated net sales. One customer, United Stationers Inc. ("United Stationers"), accounted for approximately 12%, 12%, 13% and 13% of the Company's consolidated net sales in the six months ended June 28, 1997, and in fiscal 1996, 1995 and 1994, respectively. The increased purchasing power exercised by larger customers may adversely affect the prices at which the Company can successfully offer its products. As a result of this consolidation, changes in the purchase patterns or the loss of a single customer may have a greater impact on the Company's financial results than such events would have had prior to such consolidation. In addition, there can be no assurance that the Company will be able to maintain its customer relationships as consolidation of its customers occurs. See "Business--Sales, Marketing and Distribution."

RISKS ASSOCIATED WITH MANAGING GROWTH

  As a part of its growth strategy, the Company seeks to increase sales and market share by introducing innovative new products, further enhancing its existing line of value-priced products and through complementary acquisitions. Part of this strategy depends on the Company's ability to increase sales through its existing customer network, principally office products dealers, wholesalers and retailers. There can be no assurance that the Company's distribution facilities will have the capacity to manage and coordinate the delivery of increased amounts of the Company's products consistent with current levels of customer service. Furthermore, the ability to effectuate and manage any growth profitably will depend on the Company's ability to contain costs, including costs associated with increased sales and marketing efforts, freight utilization, warehouse capacity, product development and acquisition efforts.

RISK OF ENVIRONMENTAL LIABILITIES

  The past and present operation and ownership by the Company of manufacturing plants and real property are subject to extensive and changing federal, state and local environmental laws and regulations, including those relating to discharges in air, water and land, the handling and disposal of solid and hazardous waste and the remediation of contamination associated with releases of hazardous substances. Compliance with environmental regulations has not had a material effect on the Company's capital expenditures, earnings or competitive position to date; however, compliance with current laws or more stringent laws or regulations which may be imposed on the Company in the future, or stricter interpretation of existing laws, may require additional expenditures by the Company in the future, some of which may be material. These risks and uncertainties are referenced in the "Contingencies" note included in the notes to consolidated financial statements.

ECONOMIC FACTORS AFFECTING THE OFFICE FURNITURE INDUSTRY

  Fluctuations in office furniture industry revenues may be driven by a variety of macroeconomic factors, such as white collar employment levels, corporate cash flows and commercial construction, as well as industry factors, such as corporate reengineering and restructuring, technology demands, ergonomic, health and safety concerns and corporate relocations. There can be no assurance that current or future economic or industry trends will not adversely affect the business of the Company. See "Business--Industry."

                              RECENT DEVELOPMENTS

  On October 6, 1997, the Company, AHC Inc., a wholly-owned subsidiary of the Company ("AHC"), Hunt Manufacturing Co. ("Hunt") and BEVIS Custom Furniture, Inc., a wholly-owned subsidiary of Hunt ("BEVIS"), entered into an Asset Purchase Agreement pursuant to which AHC agreed to purchase substantially all of the assets of BEVIS, including its manufacturing facility located in Florence, Alabama. Consummation of the transaction is subject to customary closing conditions, including the expiration of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. BEVIS designs, manufactures and markets a broad line of commercial, high-quality, mid-priced office furniture, panels, conference and training room tables, computer furniture, folding tables, utility and reception area tables, bookcases and seating. For its fiscal year ended December 1, 1996, BEVIS had net sales of $62 million.

  The Company's net sales for the three- and nine-month periods ended October 4, 1997 increased 53% and 37% to $391.3 million and $970.8, respectively, as compared to the three- and nine-month periods ended September 28, 1996. The increases were attributable to Company and industry growth and acquisitions. The Company's operating income for the three- and nine-month periods ended October 4, 1997 was $42.6 million and $102.1 million, respectively, compared to $25.2 million and $71.6 million for the three- and nine-month periods ended September 28, 1996. However, operating income for the nine-month period ended September 28, 1996 included a $3.2 million ($2.0 million after-tax) gain on the sale of a subsidiary. The Company's net income for the three- and nine-month periods ended October 4, 1997 was $25.2 million and $61.0 million, respectively, compared to $17.9 million and $47.0 million for the three- and nine-month periods ended September 28, 1996. For the three- and nine-month periods ended September 28, 1996, net income included one time tax credits of $2.1 million and the nine-month period also included a $3.2 million ($2.0 million after-tax) gain on the sale of the subsidiary previously mentioned.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 1,000,000 shares of Common Stock offered hereby are estimated to be approximately $49.4 million ($74.8 million if the Underwriters' over-allotment options are exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder. The Company will pay all offering expenses incurred in the offering, except that the Selling Shareholder will pay the expenses of its counsel.

  The Company expects to use the net proceeds of this offering for general corporate purposes, including the repayment of indebtedness incurred to finance acquisitions in fiscal 1996 and fiscal 1997, which indebtedness matures on June 11, 2002 and bears interest at a variable rate (5.9% as of October 3, 1997). The Company intends to use the remaining credit under its revolving credit line to finance capital expenditures and any future acquisitions. See "Capitalization."

                 MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK

  The Company's Common Stock is currently traded on the Nasdaq National Market ("Nasdaq") under the symbol "HONI." The following table sets forth, for the fiscal periods indicated, the high and low sale prices for the Common Stock as reported by Nasdaq.

                                                         COMMON STOCK
                                                         ------------- DIVIDENDS
                                                          HIGH   LOW   PER SHARE
                                                         ------ ------ ---------
      1995
        First Quarter................................... 30 1/2 23       $.12
        Second Quarter.................................. 30     25 3/4    .12
        Third Quarter................................... 31 1/4 25 1/2    .12
        Fourth Quarter.................................. 29 3/4 23 1/4    .12
      1996
        First Quarter................................... 24 1/4 18 1/2    .12
        Second Quarter.................................. 30 1/2 22        .12
        Third Quarter................................... 40 3/4 27 3/4    .12
        Fourth Quarter.................................. 42 3/4 30 1/2    .14
      1997
        First Quarter................................... 43     31 3/4    .14
        Second Quarter.................................. 54 1/4 35        .14
        Third Quarter................................... 64 1/4 44 1/4    .14
        Fourth Quarter (through October 23, 1997)....... 62     51 1/2     --

  On October 23, 1997, the closing sale price of the Common Stock on Nasdaq, was $53.25 per share. As of September 22, 1997, there were 5,315 record holders of the Common Stock.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 28, 1997, and as adjusted to reflect the sale by the Company of 1,000,000 shares of the Common Stock offered hereby and the application of the estimated net proceeds therefrom (at the initial offering price). See "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus.

                                                              JUNE 28, 1997
                                                            ------------------
                                                                         AS
                                                             ACTUAL   ADJUSTED
                                                            --------  --------
                                                             (IN THOUSANDS)
Note payable and current maturities of long-term debt...... $    575  $    575
                                                            ========  ========
Long-term debt............................................. $143,866  $ 94,446
Shareholders' equity:
  Preferred, $1 par value; 1,000,000 shares authorized; no
   shares outstanding......................................      --        --
  Common, $1 par value; 100,000,000 shares authorized;
   29,689,707 shares issued and outstanding; 30,689,707
   shares issued and outstanding as adjusted (a)...........   29,689    30,689
  Additional paid-in capital...............................       91    48,511
  Retained earnings........................................  254,080   254,080
  Receivable from HON Members Company Ownership Plan.......   (5,041)   (5,041)
                                                            --------  --------
    Total shareholders' equity.............................  278,819   328,239
                                                            --------  --------
    Total capitalization................................... $422,685  $422,685
                                                            ========  ========

--------
(a) Excludes shares of Common Stock reserved for issuance upon the exercise of options under the Company's stock option plan, of which options to purchase 78,000 shares were outstanding as of September 22, 1997 at a weighted average exercise price of $49.48 per share.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

  The following selected financial data for, and as of the end of, the six months ended June 29, 1996 and June 28, 1997 are derived from the unaudited condensed consolidated financial statements of the Company and, in the opinion of management, reflect all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the results for such periods. The interim results of operations are not necessarily indicative of results for the entire fiscal year. The selected financial data of the Company presented below for, and as of the end of, fiscal 1996 are derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP and for, and as of the end of, fiscal 1992, fiscal 1993, fiscal 1994 and fiscal 1995, are derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere in this Prospectus.

                                                                            FIRST HALF OF
                                              FISCAL                           FISCAL
                          ----------------------------------------------- -----------------
                            1992     1993     1994      1995   1996(A)(B) 1996(A)  1997(B)
                          -------- -------- --------  -------- ---------- -------- --------
INCOME STATEMENT DATA:
Net sales...............  $706,550 $780,326 $845,998  $893,119  $998,135  $452,737 $579,426
Cost of products sold...   479,179  537,828  573,392   624,700   679,496   310,233  395,163
                          -------- -------- --------  --------  --------  -------- --------
Gross profit............   227,371  242,498  272,606   268,419   318,639   142,504  184,263
Selling and
 administrative
 expenses...............   165,075  171,048  185,490   201,691   215,646    99,353  124,756
Gain on sale of
 subsidiary.............       --       --       --        --      3,200     3,200      --
                          -------- -------- --------  --------  --------  -------- --------
Operating income........    62,296   71,450   87,116    66,728   106,193    46,351   59,507
Interest expense (net)..       403      596      778     1,211       926       127    2,283
                          -------- -------- --------  --------  --------  -------- --------
Income before income
 taxes..................    61,893   70,854   86,338    65,517   105,267    46,224   57,224
Income taxes............    23,210   26,216   31,945    24,419    37,173    17,103   21,459
                          -------- -------- --------  --------  --------  -------- --------
Income before cumulative
 effect of accounting
 changes................    38,683   44,638   54,393    41,098    68,094    29,121   35,765
Cumulative effect of
 accounting changes.....       --       489     (237)      --        --        --       --
                          -------- -------- --------  --------  --------  -------- --------
Net income..............  $ 38,683 $ 45,127 $ 54,156  $ 41,098  $ 68,094  $ 29,121 $ 35,765
                          ======== ======== ========  ========  ========  ======== ========
Net income per common
 share..................  $   1.18 $   1.41 $   1.73  $   1.35  $   2.26  $   0.96 $   1.20
                          ======== ======== ========  ========  ========  ======== ========
Weighted average number
 of common shares
 outstanding............    32,759   32,091   31,218    30,496    30,114    30,258   29,696
OPERATING DATA
 (UNAUDITED):
Net sales per member
 (c)....................  $119,229 $124,712 $137,987  $150,534  $163,097  $160,945 $165,456
BALANCE SHEET DATA:
Working capital.........  $ 79,529 $ 77,660 $ 77,717  $ 65,268  $ 52,974  $ 65,735 $ 94,251
Total assets............   322,746  352,405  372,568   409,518   513,514   409,850  635,392
Total debt (d)..........    56,329   49,840   49,545    46,393    93,849    44,539  151,610
Shareholders' equity....   163,009  179,553  194,640   216,235   252,397   231,117  278,819

--------
(a) Includes a $3,200,000 pre-tax gain on the sale of Ring King (after-tax gain of $2,000,000 or $.07 per share).
(b) Includes the results of Heat-N-Glo from October 2, 1996, the date it was acquired.
(c) Net sales per member is equal to net sales for the year divided by the number of members at year end. First half data are based on annualized net sales divided by the number of members at the end of the period. The data for fiscal 1996 does not give effect to the acquisition of Heat-N-Glo in the fourth quarter of 1996.
(d) Includes current and non-current long-term debt. Also includes current and non-current capital lease obligations of $7,169,000.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the Company's historical results of operations and of its liquidity and capital resources should be read in conjunction with the Selected Consolidated Financial and Operating Data and the financial statements of the Company and related notes thereto appearing elsewhere in this Prospectus.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of net sales represented by certain items reflected in the Company's statements of income.

                                                                   FIRST HALF
                                                   FISCAL           OF FISCAL
                                              -------------------  ------------
                                              1994   1995   1996   1996   1997
                                              -----  -----  -----  -----  -----
   Net sales................................. 100.0% 100.0% 100.0% 100.0% 100.0%
   Cost of products sold.....................  67.8   69.9   68.1   68.5   68.2
                                              -----  -----  -----  -----  -----
   Gross profit..............................  32.2   30.1   31.9   31.5   31.8
   Selling and administrative
    expenses.................................  21.9   22.6   21.6   21.9   21.5
   Gain on sale of subsidiary................   0.0    0.0    0.3    0.7    0.0
                                              -----  -----  -----  -----  -----
   Operating income..........................  10.3    7.5   10.6   10.3   10.3
   Interest expense (net)....................   0.1    0.1    0.1    0.1    0.4
                                              -----  -----  -----  -----  -----
   Income before income taxes................  10.2    7.4   10.5   10.2    9.9
   Income taxes..............................   3.8    2.8    3.7    3.8    3.7
                                              -----  -----  -----  -----  -----
   Net income................................   6.4%   4.6%   6.8%   6.4%   6.2%
                                              =====  =====  =====  =====  =====

  As a result of the Company's October 1996 acquisition of Heat-N-Glo, it now has two reportable core business segments: office furniture and hearth products.

SIX MONTHS ENDED JUNE 28, 1997 COMPARED TO SIX MONTHS ENDED JUNE 29, 1996

  Net Sales. Net sales increased by 28% to $579.4 million for the six months ended June 28, 1997 from $452.7 million for the six months ended June 29, 1996, reflecting continued strong demand for office furniture products and hearth products.

  Office furniture products net sales increased by 16% to $484.4 million in the 1997 period from $417.0 million in the 1996 period as a result of increased sales volume driven by industry growth and market share gains. Management believes the Company's market share gain in the office furniture segment is being driven by its leading position in the faster growing value-priced office furniture segment, expanding distribution, particularly as a result of gaining more page count in customer catalog merchandising, and a steady stream of new product offerings.

  Hearth products net sales increased by 166% to $95.0 million in the 1997 period from $35.7 million in the 1996 period primarily as a result of the Company's October 1996 acquisition of Heat-N-Glo. The Company believes the market share gain in the hearth products segment can be attributed to the Company's leadership position in this expanding industry, strong customer acceptance of its existing fireplace and stove products, especially gas-burning fireplaces and stoves, and innovative new products.

  Gross Profit. Gross profit increased by 29% to $184.3 million for the six months ended June 28, 1997 from $142.5 million for the six months ended June 29, 1996. Gross profit margin increased to 31.8% for the six months ended June 28, 1997 from 31.5% for the same period in the prior year, due to increased production unit volume, productivity improvements, and effective cost control efforts, partially offset by price reductions on many of the Company's products.

  Selling and Administrative Expenses. Selling and administrative expenses increased by 26% to $124.8 million for the six months ended June 28, 1997 from $99.4 million for the six months ended June 29, 1996. As a percentage of net sales, selling and administrative expenses decreased to 21.5% for the six months ended June 28, 1997 as compared to 21.9% for the same period in the prior year. This decrease was a result of continued commitment to developing more efficient business processes, which has improved member productivity, coupled with stringent control of expenses and increased efficiencies associated with higher net sales. However, these results were partially offset by increased freight costs due to growth of unit volume, increased distribution costs for new warehouse capacity and product handling technologies that facilitate providing higher level of service to customers, and the ongoing commitment to developing and marketing new products.

  Operating Income. Operating income from continuing operations increased 38% to $59.5 million for the six months ended June 28, 1997 compared to $43.2 million (excluding a nonrecurring pre-tax gain of $3.2 million) for the six months ended June 29, 1996. The increase is attributable to increased gross profit and lower selling and administrative expenses as a percentage of net sales. In the six months ended June 29, 1996, the Company recognized a pre-tax gain of $3.2 million on the sale of a subsidiary, Ring King.

  Net Income. Net income increased by 32% to $35.8 million for the six months ended June 28, 1997 compared to $27.1 million (excluding a nonrecurring after-tax gain of $2.0 million) for the six months ended June 29, 1996. This increase is a result of the increase in operating income offset partially by an increase in interest expense and an increase in the Company's effective tax rate to 37.5% for the six months ended June 28, 1997 compared to 37.0% for the six months ended June 29, 1996. Interest expense increased to $3.1 million for the six months ended June 28, 1997 from $1.6 million for the same period in the prior year due to the additional debt assumed to fund the Heat-N-Glo acquisition in October 1996.

  Net income per common share increased by 35% to $1.20 per share for the six months ended June 28, 1997 from $0.89 earned from ongoing operations last year (excluding a nonrecurring after-tax gain of $0.07 per share). Average shares outstanding decreased to 29.7 million for the six months ended June 28, 1997 from 30.3 million for the six months ended June 29, 1996 due to share repurchases.

FISCAL YEAR ENDED DECEMBER 28, 1996 COMPARED TO FISCAL YEAR ENDED DECEMBER 30, 1995

  Net Sales. Net sales increased by 12% to $998.1 million in 1996 from $893.1 million in the prior year. The increase in net sales for both core business segments was due to continued gains in market share, which management believes resulted from the Company's offering of an ongoing stream of innovative and quality new products and a commitment to manufacturing excellence. Office furniture products net sales increased 8% in 1996 to $887.3 million from $818.9 million in 1995. Hearth products net sales increased 49% in 1996 to $110.8 million from $74.2 million in 1995 due in part to the Company's October 1996 acquisition of Heat-N-Glo.

  Gross Profit. Gross profit increased by 19% to $318.6 million in 1996 from $268.4 million in the prior year. The increase in gross profit is primarily attributable to the Company's sales growth in both business segments, which has been driven by unit sales growth as opposed to pricing growth. Gross profit margin increased to 31.9% for 1996 compared to 30.1% for 1995. This increase was a result of the elimination of production inefficiencies associated with two operations closed during 1995 and increased production unit volume, productivity improvements, and effective cost control efforts, partially offset by continued price reductions on many of the Company's products.

  Selling and Administrative Expenses. Selling and administrative expenses increased by 7% to $215.6 million in 1996 from $201.7 million in the prior year. Selling and administrative expenses as a percentage of net sales decreased to 21.6% in 1996 from 22.6% in 1995. This decrease was a result of continued implementation of the Company's RCI process, which led to more efficient business processes and increased efficiencies associated with higher net sales. These decreases were partially offset by more aggressive marketing programs, greater use of cooperative advertising programs, freight costs escalating at a more rapid rate than product price increases and additional costs of pursuing a proactive acquisition strategy.

  Operating Income. Operating income increased by 54% to $103.0 million (excluding a nonrecurring pre-tax gain on the sale of a subsidiary of $3.2 million) in 1996 from $66.7 million in 1995. The increase is a result of the increase in gross profit and lower selling and administrative expenses as a percentage of net sales.

  Net Income. Net income, excluding the $2.0 million nonrecurring after-tax gain on the sale of a subsidiary, increased by 61% to $66.1 million in 1996 from $41.1 million in the prior year. This increase is primarily attributable to increased operating income, lower net interest expense and a lower effective income tax rate. The effective tax rate was 35.3% for 1996 compared to 37.3% for 1995. The rate for 1996 was favorably impacted by non-recurring income tax credits of $2.1 million, or $0.07 per share, recorded in the third quarter of 1996.

  Net income per common share increased by 62% to $2.19 (excluding a nonrecurring after-tax gain of $0.07 per share) in 1996 from $1.35 for 1995. The Company's net income per share performance for 1996 benefited from the Company's common stock repurchase program.

  The Company has closed, consolidated, and sold several operations over the past two years in an effort to concentrate further on its core strengths. In addition, the Company resolved several litigation uncertainties, reduced its work force, addressed several asset realization concerns, and benefited from special tax credits. The net effect of these unusual business events was to reduce annual net income by $3.3 million, or $0.11 per share, in 1996, and $4.8 million, or $0.16 per share, in 1995.

FISCAL YEAR ENDED DECEMBER 30, 1995 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1994

  Net Sales. Net sales increased by 6% to $893.1 million in 1995 from $846.0 million in the prior year. Sales growth in 1995 was impacted by a difficult market environment which resulted in aggressive product pricing and inventory adjustments related to some major customers. Office furniture products net sales increased 6% in 1995 to $818.9 million from $772.3 million in 1994. Hearth products net sales increased by less than 1% in 1995 to $74.2 million from $73.7 million in 1994.

  Gross Profit. Gross profit decreased by 2% to $268.4 million in 1995 from $272.6 million in the prior year. The gross profit margin decreased to 30.1% in 1995 from 32.2% in 1994. This decrease in margin was primarily attributable to competitive price decreases, inventory adjustments, and production inefficiencies of two financially marginal operations which were closed or consolidated during the year. These decreases were partially offset by the Company's on-going RCI efforts.

  Selling and Administrative Expenses. Selling and administrative expenses increased by 9% to $201.7 million in 1995 from $185.5 million in the prior year. Selling and administrative expenses as a percentage of net sales increased to 22.6% in 1995 from 21.9% in 1994. These expenses were adversely impacted in 1995 by increased sales support and freight costs, acquisition exploration expenses, temporary business disruption costs resulting from increasing warehouse capacity, increased investment in new product development, and nonrecurring expenses of $7.6 million associated with closing marginal operations and severance payments.

  Operating Income. Operating income decreased by 23% to $66.7 million in 1995 from $87.1 million for 1994. The decrease is a result of lower gross profit and higher selling and administrative expenses.

  Net Income. Net income decreased by 24% to $41.1 million in 1995 from $54.4 million in the prior year (excluding a charge for the cumulative effect of an accounting change). This decrease is primarily attributable to reduced operating income.

  Net income per common share decreased by 22% to $1.35 in 1995 from $1.74 for 1994 (excluding a charge for the cumulative effect of an accounting change). The Company's net income per share performance for 1996 benefitted from the Company's common stock repurchase program.

SEASONALITY; QUARTERLY RESULTS OF OPERATIONS

  The Company's office furniture business is seasonal with the third (July-September) and fourth (October-December) fiscal quarters historically having higher sales than the prior quarters. Hearth products sales tend to have an even larger concentration of sales in the third and fourth fiscal quarters. In fiscal 1996, 53% of the Company's consolidated net sales of office furniture were generated in the third and fourth quarters and 57% of consolidated net sales of hearth products (pro forma to reflect the Heat-N-Glo acquisition) were generated in the third and fourth quarters.

  The following table presents certain unaudited quarterly financial information for each of the past ten quarters. In the opinion of the Company's management, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

                                     FISCAL 1995                              FISCAL 1996(A)                  FISCAL 1997(A)
                         ---------------------------------------  ----------------------------------------  ------------------
                          FIRST     SECOND    THIRD     FOURTH      FIRST     SECOND     THIRD     FOURTH    FIRST     SECOND
                         QUARTER   QUARTER   QUARTER   QUARTER(B) QUARTER(C) QUARTER   QUARTER(D) QUARTER   QUARTER   QUARTER
                         --------  --------  --------  ---------  ---------  --------  ---------- --------  --------  --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales..............  $216,498  $206,604  $228,195  $241,822   $233,477   $219,260   $255,254  $290,144  $282,859  $296,567
Cost of products sold..   147,556   146,246   160,319   170,579    160,006    150,227    176,403   192,860   194,194   200,969
                         --------  --------  --------  --------   --------   --------   --------  --------  --------  --------
Gross profit...........    68,942    60,358    67,876    71,243     73,471     69,033     78,851    97,284    88,665    95,598
Selling and
 administrative
 expenses..............    48,565    47,688    48,084    57,354     49,846     49,507     53,605    62,688    60,453    64,303
Gain on sale of
 subsidiary............       --        --        --        --       3,200        --         --        --        --        --
                         --------  --------  --------  --------   --------   --------   --------  --------  --------  --------
Operating income.......    20,377    12,670    19,792    13,889     26,825     19,526     25,246    34,596    28,212    31,295
Interest income
 (expense) (net).......      (258)     (304)     (344)     (305)      (119)       ( 8)        91      (890)   (1,142)   (1,141)
                         --------  --------  --------  --------   --------   --------   --------  --------  --------  --------
Income before income
 taxes.................    20,119    12,366    19,448    13,584     26,706     19,518     25,337    33,706    27,070    30,154
Income taxes...........     7,544     4,638     7,209     5,028      9,881      7,222      7,430    12,640    10,152    11,307
                         --------  --------  --------  --------   --------   --------   --------  --------  --------  --------
Net income.............  $ 12,575  $  7,728  $ 12,239  $  8,556   $ 16,825   $ 12,296   $ 17,907  $ 21,066  $ 16,918  $ 18,847
                         ========  ========  ========  ========   ========   ========   ========  ========  ========  ========
Net income per common
 share.................  $   0.41  $   0.25  $   0.41  $   0.28   $   0.55   $   0.41   $   0.60  $   0.70  $   0.57  $   0.63
Weighted average common
 shares outstanding....    30,644    30,543    30,416    30,379     30,345     30,170     30,063    29,879    29,700    29,692
                                                         AS A PERCENTAGE OF NET SALES
                         -----------------------------------------------------------------------------------------------------
Net sales..............     100.0%    100.0%    100.0%    100.0%     100.0%     100.0%     100.0%    100.0%    100.0%    100.0%
Gross profit...........      31.8      29.2      29.7      29.5       31.5       31.5       30.9      33.5      31.3      32.2
Selling and
 administrative
 expenses..............      22.4      23.1      21.1      23.7       21.3       22.6       21.0      21.6      21.4      21.7
Operating income.......       9.4       6.1       8.7       5.7       11.5        8.9        9.9      11.9      10.0      10.6
Income taxes...........       3.5       2.2       3.2       2.1        4.2        3.3        2.9       4.4       3.6       3.8
Net income.............       5.8%      3.7%      5.4%      3.5%       7.2%       5.6%       7.0%      7.3%      6.0%      6.4%

-------
(a) Includes the results of operation of Heat-N-Glo from October 2, 1996, the date it was acquired.
(b) Includes various pre-tax charges totaling $5,575,000 (after-tax effect of $3,512,000, or $.12 per share) for nonrecurring costs primarily associated with closing several leased facilities and severance arrangements from eliminating certain administrative positions.
(c) Includes a $3,200,000 pre-tax gain on the sale of Ring King (after-tax gain of $2,000,000, or $.07 per share).
(d) Includes one-time federal and state income tax credits of $2,100,000, or $.07 per share.

LIQUIDITY AND CAPITAL RESOURCES

  For the six months ended June 28, 1997, cash from operations was $43.8 million. During 1996, cash from operations was $93.3 million, which provided the funds necessary to meet working capital needs, help finance an acquisition, invest in capital improvements, repay long-term debt, pay increased dividends and repurchase Company stock.

  Cash Management. Cash, cash equivalents, and short-term investments totaled $24.4 million at June 28, 1997, compared to $32.7 million at the end of 1996, $46.9 million at the end of 1995, and $30.7 million at year-end 1994. These funds, coupled with future cash from operations and additional long-term debt, if needed, are expected to be adequate to finance operations, planned improvements, and internal growth.

  Another major element in maintaining a strong balance sheet is managing the investment in receivables and inventories. The Company's success in managing receivables is in large part due to maintaining close communications with its customers and utilizing prudent risk assessment techniques. Inventory levels and turns continue to improve as a function of reducing production cycle times. Trade receivables turns have approximated 10 times for the past several years, including 1996, and inventory turns have been in the 14 to 16 range, with 1996 reaching 17 turns.

  Capital Expenditure Investments. Capital expenditures, net of disposals, were $34.2 million for the six months ended June 28, 1997, $44.7 million in 1996, $53.9 million in 1995, and $35.0 million in 1994. Expenditures for the six months ended June 28, 1997 were principally for machinery, equipment, process improvements, support for new products, production and warehouse capacity, and information technology. Expenditures in 1996 were principally for machinery, equipment, process improvements and tooling for new products. Approximately $11.0 million of the expenditures in 1995 were for facility capacity expansion and improvements, with the remainder invested in more productive machinery, equipment, process improvements and tooling of new products. Expenditures for 1994 were also principally for machinery, equipment and process improvements. Looking forward, the projected capital expenditure level for 1997 will be at a higher level than in 1996 and will include some facility capacity expansion, but the bulk of the investment will be for new product tooling and more productive and flexible machinery, equipment and processes as in the past.

  Long-Term Debt. Long-term debt, including capital lease obligations, was 35% of total capitalization at June 28, 1997. Long-term debt, including capital lease obligations, was 23.5% of total capitalization at December 28, 1996, after recording the debt associated with the Heat-N-Glo acquisition. The Company does not expect future capital resources to be a concern. The Company has significant additional borrowing capacity and treasury stock available in the event cash generated from operations should be inadequate to meet future capital needs.

  Cash Dividends. Cash dividends were $0.28 per common share for the six months ended June 28, 1997, $0.50 for 1996, $0.48 for 1995, and $0.44 for
1994. The Board of Directors announced a 17% increase in the quarterly dividend rate, from $0.12 to $0.14 per common share, in November 1996, effective with the December 1, 1996, dividend payment. The previous quarterly dividend increase was from $0.11 to $0.12, effective with the March 1, 1995, dividend payment. A cash dividend has been paid every quarter since April 15, 1955, and quarterly dividends are expected to continue. The dividend payout percentage has ranged from approximately 22% to 33% of prior year earnings.

  Common Share Repurchases. In August 1996, the Board of Directors authorized an additional $20.0 million to acquire the Company's Common Stock. During the first six months of 1997, 63,648 shares were reacquired at a cost of approximately $2.5 million, or an average price of $40.10 per share. During 1996, 753,800 shares were reacquired at a cost of approximately $21.9 million, or an average price of $29.07 per share. During 1995, 367,317 shares were reacquired at a cost of approximately $9.8 million, and 1,078,835 shares were purchased in 1994 at a cost of approximately $29.6 million. The Company purchases its own shares in open market transactions. The stock repurchase strategy was initiated in 1985. Approximately 16.0 million shares have been repurchased since the program's inception at a cost of approximately $231.3 million. As of June 28, 1997, approximately $6.2 million of the Board's last $20.0 million purchase authorization remained available.

  Litigation and Uncertainties. The Company is involved in various legal action arising in the course of business, including certain environmental matters. These uncertainties are referenced in the "Contingencies" note included in the notes to consolidated financial statements.

                                   BUSINESS

  The Company is a leading designer and manufacturer of value-priced office furniture and furniture systems in the United States. The Company's products are marketed through multiple distribution channels primarily to small- and medium-sized businesses and home offices on the basis of price, quality, selection and quick delivery. The Company maintains its leadership position by offering "compelling value" to its customers through a broad line of quality office furniture, including filing cabinets, seating, office systems, desks and related products, at attractive price points, with quick delivery. The Company's low-cost manufacturing capabilities, extensive distribution network, innovative product development and unique employee ("member") culture enable it to provide compelling value to its customers. In addition to its core office furniture business, the Company, through its Hearth Technologies Inc. subsidiary ("Hearth Technologies"), is the leading manufacturer of wood- and gas-burning fireplaces, stoves and related accessories in the United States. The Company markets its hearth products through the widely-recognized "Heatilator" and "Heat-N-Glo" brand names. In fiscal 1996, the Company had net sales of $998.1 million, of which $887.3 million was attributable to office furniture products and $110.8 million was attributable to hearth products.

  A key driver of the Company's success has been its highly-efficient and low-cost manufacturing operations. Since its inception, the Company has been committed to constant improvement in manufacturing and in 1992 introduced its process improvement approach known as Rapid Continuous Improvement ("RCI") which focuses on streamlining design, manufacturing and administrative processes. The Company's RCI program, in which most members participate, has significantly contributed to increased productivity, lower manufacturing costs, and improved product quality and workplace safety. As a result of RCI, productivity, as measured by annual revenue per member, has increased 50% over the last five years. In addition, the Company's RCI efforts enable it to offer short average lead times of two to four weeks, from receipt of order to shipment, for most of its products.

  The Company distributes its products through an extensive network of independent office furniture dealers, office products dealers, wholesalers and retailers. The Company is one of the top two suppliers of office furniture to each of the largest national office products dealers, which are Boise Cascade Corporation, BT Office Products International, Inc., U.S. Office Products Company, Corporate Express Inc., Office Depot Inc.--Business Services Division and Staples Commercial Advantage ("mega-dealers"), and to the Office Depot and Office Max superstores. The Company offers reduced freight costs and complete order delivery, regardless of the order size or combination of products, by manufacturing at multiple locations and cross-docking products throughout the United States. The Company believes that more of its products are available for immediate delivery, through over 135 nationwide wholesaler customer locations, than those of any of its competitors.

  The Company's product development efforts are primarily focused on reducing the cost to manufacture existing products and designing new products that provide additional features and better quality. The Company's ability to apply RCI techniques to reduce manufacturing costs and enhance value allows its products to be sold at prices lower than those offered for competing products. For example, in 1996 the Company redesigned its leading line of file cabinets to add features while lowering the Company's costs and maintaining prices. As a result of the Company's aggressive product development efforts, approximately 45% of the Company's 1996 sales volume consisted of products introduced within the last three fiscal years.

  An important element of the Company's success has been its ability to attract, develop and retain skilled, experienced and efficient members. Each of the Company's eligible members owns stock in the Company through a number of stock-based plans, including a member stock ownership plan, and participates in the Company's qualified profit sharing plan. In addition, most production members are eligible for incentive bonuses.

INDUSTRY

  According to the Business and Institutional Furniture Manufacturer's Association ("BIFMA"), U.S. office furniture industry shipments, which totaled approximately $10 billion in 1996, have grown at a compound annual growth rate of approximately 7% over the three-year period ended December 31, 1996. The Company believes that growth in the office furniture industry is being driven by changing customer needs due to the emergence of open office floor plans to support team work environments, shared and multi-purpose office spaces for flexible work arrangements, new office technology which requires furniture systems that support the use of hardware and software, and an increased focus on ergonomics and employee comfort.

  The U.S. office furniture market consists of two primary segments--the contract segment and the transactional segment. The contract segment has traditionally been characterized by one-time sales of large quantities of office furniture to large corporations, such as for new office facilities, relocations or department or office redesigns, which are frequently customized to meet specific client and designer preferences. Contract furniture is generally purchased through office furniture dealers who typically prepare a custom-designed office layout emphasizing image and design. The process is often lengthy and generally has several manufacturers competing for the same projects. Overhead and support associated with the sales and customization efforts in this segment are major reasons why the prices for contract office furniture have traditionally been relatively high.

  The transactional segment of the market, in which the Company is a leader, primarily represents smaller orders of office furniture purchased by businesses and home office users on the basis of price, quality, selection and quick delivery. Office products dealers, wholesalers and retailers, such as office products superstores, are the primary distribution channels in this market segment. Office products dealers (many of whom also participate in the contract segment of the market) publish periodic catalogs that display office furniture and products from various manufacturers.

  Over the last several years, as competition in the contract segment has intensified, dealers have sought to provide their clients with moderately-priced alternatives to premium-priced contract furniture. In addition, small- and medium-sized businesses with less complex needs have sought out affordable office furniture that can be delivered quickly. In response to these trends, the Company, as well as some of its competitors, have developed value-priced alternatives to contract furniture lines--standard selections of quality office furniture offered at attractive price points with quick and convenient delivery. The Company believes that this portion of the contract segment will continue to expand with the proliferation of small- and medium-sized businesses, growth in home offices, commoditization of office furniture and consolidation in the office furniture distribution network.

GROWTH STRATEGY

  The Company's strategy is to build on its position as a leading manufacturer of value-priced office furniture and hearth products in North America. The components of this growth strategy are to:

  Introduce New Value-Priced Products. The Company has been increasingly successful in developing compelling value alternatives to premium-priced office furniture and intends to expand and further enhance its product offerings by developing new products. The Company's development efforts emphasize the design of products that are easily manufactured, and the use and development of alternative materials that enhance quality and reduce product development cycles and manufacturing costs. The Company conducts market research of end-users to assess evolving customer demands. The Company offers its products in many new models, sizes, alternative materials, designs, fabrics and finishes. Areas in which the Company intends to expand its product offerings include computer furniture, ready-to-assemble furniture, folding chairs and tables, fire-proof files and school furniture.

  Continually Improve Productivity. The Company intends to strengthen its low-cost manufacturing position by continuing to apply RCI, designing special machines and tooling to enhance proprietary processes, evaluating vertical integration opportunities and improving information systems. Lower costs allow the Company to enhance product features at no additional cost to the customer. As successfully demonstrated in 1996 and the first half of 1997, lower manufacturing costs also allow the Company to reduce prices on existing products in order to increase volume and market share while maintaining operating margins. The Company intends to implement proven RCI tools to realize productivity gains in acquired operations.

  Leverage Distribution Network. The changing dynamics of distribution in the office furniture industry present an opportunity for the Company to benefit from its extensive distributor network and its flexible operating structure. Due to consolidation among office furniture distributors, fewer and larger distributors exist and these distributors, such as office products and furniture dealers, wholesalers and large, national retail chains, are reducing their vendor bases and seeking stronger suppliers who offer more complete product lines. As one of the top two suppliers of office furniture to each of the mega-dealers and the Office Depot and Office Max superstores, the Company believes that it is well-positioned to capitalize on this consolidation trend due to its excellent reputation for price, quality, quick delivery and broad product lines. In addition, the Company's commitment to providing distributors with excellent customer service has helped to strengthen existing relationships as well as develop new distribution channels.

  Pursue Complementary Strategic Acquisitions. The Company continues to evaluate potential acquisitions of complementary businesses that provide opportunities for increased market penetration, innovative new products, increased distribution capabilities, enhanced industry expertise and expanded geographical presence in North America. Acquisition candidates must present profitable growth opportunities within the Company's core businesses, must be well managed and must be well respected by its customers. For example, in June 1997, the Company acquired Allsteel Inc. ("Allsteel"), a manufacturer of mid-priced office furniture with 1996 sales of approximately $150 million. Allsteel, which has a strong distribution network and modern, strategically-located manufacturing facilities, enables the Company to broaden its customer base by increasing its market penetration in the value-priced segment of the office furniture industry.

  Further Penetrate Hearth Products Market. The Company's recognized innovation in direct-vent gas fireplace design and manufacturing coupled with its premier position in wood-burning products provides it with the most comprehensive product line and extensive distribution network in the hearth products market. The Company plans to further enhance its competitive position in the hearth products market by leveraging synergies with the office furniture business, such as purchasing, manufacturing and product development.

PRODUCTS


  The Company designs, manufactures and markets a broad range of office furniture in four basic categories: (i) filing cabinets; (ii) seating, including task chairs, executive desk chairs and side chairs; (iii) office systems (typically modular and moveable workspaces with integrated work surfaces, space dividers and lighting); and (iv) desks and related products, including tables, bookcases and credenzas. The Company's products are sold through the Company's HON Company Division ("The HON Company") and the Company's wholly-owned subsidiaries--BPI Inc. ("BPI"), Holga Inc. ("Holga") and The Gunlocke Company ("Gunlocke").

  The Company's office furniture products are generally available in contemporary as well as traditional styles, and are priced to sell in different channels of distribution and at different price points. The Company's products are offered in many models, sizes, designs and finishes and are constructed from both wood and non-wood materials.

  The following is a description of the Company's major product categories and product lines:

 Filing Cabinets

  The Company offers a variety of filing options designed either to be integrated into and support the Company's office systems products, or to function as free-standing furniture in commercial and home offices. The Company believes it is the largest manufacturer and marketer of mid-priced steel filing cabinets in the United States.

  The Company sells most of its free-standing files--such as The HON Company's 310 and 510 Series vertical files and 600, 700 and 800 Series lateral files-- through mega-dealers, wholesalers, office products superstores, warehouse clubs and mail order distributors. Higher priced files, such as The HON Company's 9000 Series lateral files and Allsteel's lateral file line, both of which have drawer fronts designed to complement systems furniture, are sold through contract office furniture dealers.

  In 1996, the Company redesigned its industry-leading line of vertical filing cabinets to make it even more attractive to customers. Drawer sides were raised to a height that allows users to hang suspension file folders directly on them, thus eliminating the need to purchase separate file folder suspension frames at $2 to $3 per drawer. At the same time, the Company reduced the cost of the cabinets using its RCI process and was able to sell the feature-enriched units at the same price as the previous models.

 Seating

  The Company's seating line includes task chairs designed for different kinds of office work, such as secretarial, computer, clerical, laboratory and executive, guest chairs, conference and reception room seating, and stackable chairs. The chairs are available in a variety of frame colors, a multitude of fabrics and a wide range of price points. Key customer criteria in seating includes superior ergonomics, aesthetics, comfort and quality. The Company submits each of its chair models to customer surveys to assure that it is among the best in its price range for design, comfort and ergonomic adjustability to further build "compelling value" into its products.

  The Company has high volume sellers throughout the range of value price points. HON's Every-Day(R) chair and Solutions Seating(R) task chair are top sellers with mega-dealers, wholesalers and superstores, while the HON 6000 and 5900 chairs and Allsteel's Tolleson chair are widely used by contract dealers as key components in systems-based furniture projects.

  Gunlocke is one of the few remaining companies that continues to make wood curved legs, arms and backs through the steambending process, which produces strong and attractive seating components. In the last year, Gunlocke introduced two new contemporary wood seating lines, Serra(TM) and Miles, which have been well-received by the market.

 Office Systems

  The Company offers a complete line of office systems products in order to meet the needs of a variety of organizations. Systems may be used for team work settings, private offices and open floor plans, and are typically modular and movable workspaces composed of adjustable partitions, work surfaces, desk extensions, storage cabinets and electrical lighting systems which can be moved, reconfigured and reused within the office. Systems offer a cost-effective and flexible alternative to traditional drywall office construction. The Company has experienced increased demand for panel systems able to accommodate new work arrangements such as team work spaces and work spaces shared by several employees who are frequently out of the office. According to BIFMA, panel systems comprise the largest product segment in the office furniture industry with 1996 sales from this segment amounting to $3.4 billion. Importantly, a typical installation of office panels often includes associated sales of seating, case goods, files and accessories.

  The Company offers whole office solutions, movable panels, storage units and work surfaces that can be installed easily and reconfigured to accommodate growth and change in organizations. The Company also offers consultative selling and design services for certain of its office system products. The compelling value of the Company's systems lines is that these products are styled and featured similar to those of premium-priced contract systems manufacturers but are offered at substantially lower prices. As a result of this, the Company's system lines have grown considerably faster than industry system sales over the past four years.

  Leading products and brands include HON's Concensys(R) (solid panel) and Terrace(TM) (tiled panel) systems lines, and its complementary line of Regent(R) case goods and seating, which are sold through selected contract furniture dealers in key markets throughout North America. BPI's People Furniture is popular with smaller companies because of its entry level price point and ease of assembly and reconfigurability. Echelon(TM) is a new and more fully featured BPI systems line which is growing rapidly.

 Desks and Related Products

  The Company's collection of desks and related products include stand-alone steel and wood furniture items, such as desks, bookshelves and credenzas, and are available in a range of designs and price points. The Company offers these products in both contemporary and traditional styles. The Company's desks and related products are sold to a wide variety of customers from those designing large office configurations to small retail and home office purchasers.

  The Company offers a variety of contemporary and traditional tables designed for use in conference rooms, private offices, training areas, teamwork settings and open floor plans. Tables are produced in wood veneer and laminate and are available in numerous sizes, shapes and base styles.

HEARTH TECHNOLOGIES

  The Company is the largest U.S. manufacturer and marketer of metal prefabricated fireplace and related products, primarily for the home, which it sells under the widely-recognized Heatilator and Heat-N-Glo brand names. The Company's line of hearth products includes wood- and gas-burning fireplaces and stoves, fireplace inserts, chimney systems and related accessories. In October 1996, the Company acquired Heat-N-Glo and combined it with its existing Heatilator operations to form Hearth Technologies, through which it sells all its hearth products.

  The Company believes that shipments for the North American segment of the building products industry in which Hearth Technologies directly participates, representing the wood fireplace, hearth stove, gas- and wood-fireplace insert and gas log set product lines were $1 billion for 1996, representing an increase of approximately 15% over the prior year. Heatilator and Heat-N-Glo are leaders in the two largest segments of the home fireplace market: vented-gas and wood fireplaces.

  Historically, the hearth products industry has consisted primarily of low-cost builders' box fireplaces sold through builder distributors and wood stoves and high efficiency fireplaces sold through dealer showrooms. With the acquisition of Heat-N-Glo in October 1996, Hearth Technologies began marketing a "direct vent" fireplace, which replaces the top-venting chimney system used in traditional fireplaces. See "Business--Intellectual Property." The Company believes that the introduction of the direct vent fireplace, together with the introduction of fireplace inserts and accessories such as remote controls, and more sophisticated marketing, will lead to rapid industry growth in the future. Sales of home fireplaces are largely dependent on new housing starts while sales of heating stoves and fireplace inserts are largely dependent upon home remodeling expenditures. Management believes that this complementary diversity and Hearth Technologies' broad national distribution afford potential for growth for the Company's products.

  As of December 28, 1996, the Company's hearth products sales organization consisted of 9 regional sales managers supervising 22 salespersons and 15 independent manufacturers' representatives.

MANUFACTURING

  Since its inception, the Company has focused on making its manufacturing facilities and processes more flexible while at the same time reducing costs and improving product quality. In 1992, the Company adopted the principles of RCI, which focus on developing flexible and efficient design, manufacturing and administrative processes that remove excess cost. To achieve flexibility and attain efficiency goals, the Company has adopted a variety of production techniques including cell manufacturing, focused factories, just-in-time inventory management and value engineering. The application of the RCI process has increased productivity by reducing set-up and processing times, square footage, inventory levels, product costs and delivery times, while improving quality and enhancing member safety. The Company's RCI process involves production and administrative employees, management, customers and suppliers. The Company has over 100 facilitators, coaches and consultants dedicated to the RCI process and strives to involve all members in the RCI process. In addition, the Company has organized a group that designs, fabricates, tests and installs proprietary manufacturing equipment.

Manufacturing also plays a key role in the Company's concurrent product development process that primarily seeks to design new products for ease of manufacturability.

PRODUCT DEVELOPMENT

  The Company's product development efforts are primarily focused on reducing the cost to manufacture existing products and designing new products that provide additional features and quality. The Company accomplishes this through improving existing products, extending product lines, applying ergonomic research, improving manufacturing processes, applying alternative materials and providing engineering support and training to its operating units. The Company conducts its product development efforts at both the corporate and operating unit level. At the corporate level, the staff at the Company's Stanley Howe Technical Center, working in conjunction with operating staff, seeks breakthrough developments in product design, manufacturability and materials usage. At the operating unit level, development efforts are focused on achieving incremental improvements in product features and manufacturing processes. As a result of the Company's aggressive product development efforts, approximately 45% of the Company's 1996 sales volume consisted of products introduced within the last three fiscal years. The Company invested approximately $10.4 million, $11.6 million, and $10.1 million in product development during fiscal 1996, 1995 and 1994, respectively, and has budgeted $15 million for product development in fiscal 1997.

  BIFMA and the American National Standards Institute ("ANSI") have promulgated a variety of voluntary standards governing the construction and design of office furniture. The ANSI/BIFMA standards include tests for strength, stability and durability. The Company's products undergo internal testing in the Company's product testing laboratory to confirm that such products meet or exceed applicable ANSI/BIFMA standards. All HON branded products meet or exceed applicable ANSI/BIFMA standards. HON is a member of the BIFMA task force working to develop standards for ready-to-assemble furniture.

SALES, MARKETING AND DISTRIBUTION

  Over the last ten years, the office products and office furniture industries have experienced substantial consolidation as larger dealers have acquired smaller local and regional dealers. Consolidation permits large dealers to benefit from economies of scale, increased purchasing power and the elimination of redundant management and overhead expenses. Larger dealers have also been able to take advantage of more sophisticated management techniques designed to enhance customer service, lower costs and increase operating efficiency. According to The Dun and Bradstreet Corporation, the number of office products dealers has decreased from approximately 12,000 in 1986 to approximately 6,000 in 1996. At the same time, office products superstores have emerged and replaced local, retail office supply stores. The Company believes that these trends may continue to result in fewer, larger dealers and retailers as customers for the Company's products.

  As a result of these trends, the Company today sells its products through five principal distribution channels. The first channel, independent, local office furniture and office products dealers, specialize in the sale of a broad range of office furniture and office furniture systems, mostly to small- and medium-sized businesses, branch offices of large corporations and home office owners. The second distribution channel comprises the mega-dealers, including Boise Cascade Corporation, BT Office Products International, Inc., U.S. Office Products Company, Corporate Express Inc., Office Depot Inc.-- Business Services Division and Staples Commercial Advantage. Many of the independent dealers and mega-dealer locations assist their customers with the evaluation of office space requirements, systems lay-out and product selection, and design and office solution services provided by professional designers.

  The third distribution channel, wholesalers, serve as distributors of the Company's products to independent dealers, mega-dealers and superstores. The Company sells to the nation's largest wholesalers, United Stationers and S.P. Richards, as well as to smaller, regional wholesalers. Wholesalers maintain stocks of standard product lines for resale to dealers. They also special order products from the Company in customer-selected models and colors. The Company's wholesalers maintain over 135 warehouse locations throughout the United States, which enable the Company to make its products available for rapid delivery to dealers anywhere in the country.

  The fourth distribution channel is retail stores, which include office products superstores such as Office Depot, Office Max and Staples, and warehouse clubs like Sam's Club and Costco.

  The fifth distribution channel consists of government-focused dealers that sell the Company's products to federal, state and local government offices in accordance with contract terms to which the Company has agreed.

  As of December 28, 1996, the Company's office furniture sales force consisted of 16 regional sales managers supervising 70 salespersons, plus approximately 150 independent manufacturers' representatives, who collectively provided national sales coverage. Approximately 25 salespersons were added in June 1997 as a result of the Allsteel acquisition.

  Office products dealers, national wholesalers and retailers market their products through catalogs published periodically and distributed to existing and potential customers. The Company's marketing objective is to gain share in its customers' catalogs. The Company believes that the inclusion of the Company's product lines in customer catalogs offers strong potential for increased sales of the listed product items due to the exposure provided by these publications. The Company measures its sales potential and ranking relative to its competitors on the basis of the Company's percentage share in its customers' catalogs. The Company's average percentage share of pages in the office furniture section of catalogs published for 1996 and 1997 and estimated for 1998 by the six megadealers was approximately 39%, 48% and 64%, respectively. The Company's average percentage share of pages in the office furniture section of catalogs published for 1996 and 1997 and estimated for 1998 by SP Richards and United Stationers, two of the nation's largest wholesalers, was approximately 34%, 38% and 53%, respectively. Catalog page share is calculated on the basis of the total catalog page space featuring the Company's products as a percentage of total catalog pages devoted to comparable office furniture products from all suppliers.

  The Company also makes export sales through HON Export Limited to approximately 75 office furniture dealers and wholesale distributors serving select foreign markets. Distributors are principally located in Latin America and the Caribbean. The Company has an international field sales organization consisting of a Vice President of Sales and Marketing and four regional managers. Sales outside of the United States and Canada represented less than 1% of net sales in fiscal 1996.

COMPETITION

  The office furniture industry is highly competitive, with a significant number of competitors offering similar products. The Company competes by emphasizing its ability to deliver compelling value products. In executing this strategy, the Company has two significant classes of competitors. First, the Company competes with numerous small- and medium-sized office furniture manufacturers that focus on more limited product lines and/or end-user segments and include Global Furniture Inc.; Anderson-Hickey Co., Globe Business Furniture and United Chair, Inc., divisions of Haworth, Inc.; National Office Furniture, a division of Kimball Office Furniture Co.; and High Point Furniture Industries, Inc. Second, the Company competes with a small number of large office furniture manufacturers which control a substantial portion of the market share in the contract office furniture market, such as Steelcase Inc., Haworth, Inc., Herman Miller, Inc. and Knoll, Inc. Some of these large competitors have substantially greater assets, resources and capabilities in the traditional contract market than the Company.

  Hearth products, consisting of prefabricated metal fireplaces and related products, are manufactured by a number of national and regional competitors. A limited number of manufacturers, however, are predominant in the relatively small industry.

  Both office furniture and hearth products compete on the basis of price, product performance, product quality, complete and on-time delivery to the customer and customer service and support. The Company believes that it competes principally by providing compelling value products designed to be among the best in their price range for product quality and performance, superior customer service and short lead-times. This is made possible, in part, by the Company's significant on-going investment in product development, highly-efficient and low cost manufacturing operations, and an extensive distribution network.

  The Company is the fourth largest office furniture manufacturer in the United States, and believes that it is the largest manufacturer of value-priced furniture. The Company is also the largest manufacturer and marketer of fireplaces in the United States.

PROPERTIES

  The Company maintains its corporate headquarters in Muscatine, Iowa, and conducts its operations at locations throughout the United States and Canada which house manufacturing and distribution operations and offices totaling an aggregate of approximately 7.3 million square feet. Of this total, approximately 2 million square feet are leased, including approximately 0.3 million square feet under a capital lease.

  Although the plants are of varying ages, the Company believes they are well maintained, are equipped with modern and efficient equipment, and are in good operating condition and suitable for the purposes for which they are being used. The Company has sufficient capacity to increase output at most locations by increasing the use of overtime and/or number of production shifts employed.

  The Company's principal manufacturing and distribution facilities (100,000 square feet in size or larger) are as follows:

                                             OWNED
                               APPROXIMATE    OR             DESCRIPTION
            LOCATION           SQUARE FEET  LEASED             OF USE
            --------           -----------  ------           -----------
   Cedartown, Georgia            443,334   Owned     Manufacturing non-wood
                                                     case goods office furni-
                                                     ture(1)
   Chester, Virginia             283,040   Leased(2) Manufacturing non-wood
                                                     case goods office furni-
                                                     ture(1)
   Jackson, Tennessee            303,000   Leased    Manufacturing parts for
                                                     office furniture(1)
   Jackson, Tennessee            170,000   Leased    Manufacturing non-wood
                                                     office seating
   Lake City, Minnesota          235,000   Leased    Manufacturing metal pre-
                                                     fabricated fireplaces
   Louisburg, North Carolina     176,354   Owned     Manufacturing wood case
                                                     goods office furniture
   Milan, Tennessee              358,000   Leased    Manufacturing systems of-
                                                     fice furniture
   Mt. Joy, Iowa                 159,500   Leased    Distributing office furni-
                                                     ture
   Mt. Pleasant, Iowa            288,006   Owned     Manufacturing metal pre-
                                                     fabricated fireplaces
   Muscatine, Iowa               231,444   Owned     Manufacturing non-wood
                                                     office seating
   Muscatine, Iowa               612,713   Owned     Manufacturing non-wood
                                                     case goods office furni-
                                                     ture(1)
   Muscatine, Iowa               177,000   Owned     Manufacturing wood case
                                                     goods office furniture
   Muscatine, Iowa               209,100   Owned     Manufacturing systems of-
                                                     fice furniture
   Owensboro, Kentucky           311,575   Owned     Manufacturing wood office
                                                     seating
   South Gate, California        520,270   Owned     Manufacturing non-wood
                                                     case goods and seating of-
                                                     fice furniture(1)
   Sulphur Springs, Texas        155,690   Owned     Manufacturing non-wood
                                                     case goods office furni-
                                                     ture
   Wayland, New York             692,226   Owned     Manufacturing wood case
                                                     goods and seating office
                                                     furniture
   West Hazelton, Pennsylvania   268,800   Owned     Manufacturing non-wood
                                                     case goods office furni-
                                                     ture
   Williamsport, Pennsylvania    238,326   Owned     Manufacturing wood office
                                                     seating
   Winnsboro, South Carolina     180,093   Owned     Manufacturing non-wood
                                                     office seating
   Verona, Mississippi           257,000   Owned     Manufacturing systems of-
                                                     fice furniture

--------
(1) Also includes a regional warehouse/distribution center.
(2) A capital lease.

  Other Company manufacturing and distribution facilities, under 100,000 square feet in size, are located in Muscatine and Mt. Pleasant, Iowa; Van Nuys, California; Kent, Washington; Salisbury, North Carolina; Richmond, Virginia; Rome, Georgia; Cedartown, Georgia; and Calgary, Alberta, Canada. These facilities total approximately 980,000 square feet with approximately 900,000 square feet used for the manufacture and distribution of office furniture and approximately 80,000 square feet for hearth products. Of this total, approximately 500,000 square feet are leased. The Company also leases sales showroom space in office furniture market centers in several major metropolitan areas. The Company is in the process of expanding its Cedartown and Chester facilities to add an aggregate of approximately 150,000 square feet of manufacturing and distribution capacity.

  The Company also has two facility changes in progress. It recently moved the manufacturing being performed at a approximately 104,000 square foot leased plant in Savage, Minnesota to its Lake City, Minnesota plant. This plant had been used for the manufacture of metal prefabricated fireplaces. The Savage plant is in the process of being subleased. In addition, the Company is in the process of renovating approximately 165,000 square feet of owned space in Muscatine, Iowa to use for manufacturing systems office furniture. This space was previously leased to a third party.

INTELLECTUAL PROPERTY

  The Company owns 141 U.S. and 143 foreign patents and has applications pending for 64 U.S. and 79 foreign patents. In addition, the Company holds registrations for 77 U.S. and 132 foreign trademarks, and has applications pending for 18 U.S. and 48 foreign trademarks.

  The Company's principal office furniture products do not require frequent technical changes. The majority of the Company's patents are design patents which expire at various times depending on the patent's date of issuance. The Company believes that neither any individual patents nor the Company's patents in the aggregate are material to the Company's business as a whole.

  When Hearth Technologies acquired Heat-N-Glo in October 1996, it also acquired its patent for the design of a zero-clearance direct vent gas fireplace (the "direct vent patent"). The direct vent design replaces the traditional top-venting chimney system by permitting the exhaust pipe to traverse a structure's exterior wall. The sealed combustion chamber of the direct vent gas fireplace increases indoor air quality by using outside rather than inside air for combustion and the direct vent design achieves 70% heating efficiency, which means that the patented direct vent gas fireplaces are an efficient alternative heat source in individual rooms. The direct vent gas fireplaces are highly versatile for use in home design because the direct vent design eliminates the need for a traditional chimney system with top venting, thus opening the space above the fireplace up for use. The Company currently offers numerous product designs that would not be possible without the direct vent technology. Additionally, since a chimney is not employed in the direct vent design, the cost of adding a new fireplace to a home is greatly reduced.

  The direct vent patent has been successfully enforced against numerous infringers. Hearth Technologies presently is engaged as a plaintiff in two patent infringement cases involving this patent. Final disposition of these cases is not likely for several years. Although the Company believes that the protection afforded by the direct vent patent is not vital to sustaining Hearth Technologies' gross profit margins on its direct vent gas fireplaces due to other technological innovations that support the direct vent design, the technology that underlies the patent is a significant distinguishing feature for the Company's products.

  The Company applies for patent protection when it believes the expense of doing so is justified, and believes that the duration of its registered patents is adequate to protect these rights. The Company also pays royalties in certain instances for the use of patents on products and processes owned by others.

  The Company actively protects its trademarks which it believes have significant goodwill value.

EMPLOYEES/MEMBERS

  As of June 28, 1997, the Company employed approximately 6,900 persons, 6,300 of whom were members and 600 of whom were temporary personnel. Of the approximately 6,900 persons employed by the Company, 4,300 were in the Company's manufacturing operations. The Company employed approximately 300 members who were members of unions. The Company believes that its labor relations are good. As a result of the Allsteel acquisition, approximately 1,100 employees have been added subsequent to June 28, 1997.

                                  MANAGEMENT

  The current executive officers and directors of the Company are as follows:

                    NAME                AGE               POSITION
                    ----                --- ------------------------------------
      Jack D. Michaels.................  60 Chairman, President and Chief
                                            Executive Officer; Director
      George J. Koenigsaecker III......  52 President, The HON Company
      David C. Stuebe..................  57 Vice President and Chief Financial
                                            Officer
      Jeffrey D. Fick..................  36 Vice President, Member and Community
                                            Relations
      Melvin L. McMains................  56 Controller
      James I. Johnson.................  48 Vice President, General Counsel and
                                            Secretary
      Robert W. Cox....................  60 Director
      Stanley M. Howe..................  73 Director
      Lee Liu..........................  64 Director
      Lorne R. Waxlax..................  64 Director
      W. James Farrell.................  55 Director
      Michael S. Plunkett..............  59 Director
      Herman J. Schmidt................  80 Director
      Robert L. Katz...................  71 Director
      Celeste C. Michalski.............  55 Director
      Richard H. Stanley...............  64 Director

  Set forth below is certain information with respect to the Company's executive officers and directors:

  Jack D. Michaels. Mr. Michaels has served as the Company's Chairman of the Board since 1996, the Company's Chief Executive Officer since 1991, and the Company's President since March 1990. He has been a director since 1990. Prior to joining the Company, Mr. Michaels served as President and Chief Executive Officer of Hussmann Corporation, a manufacturer and marketer of food store refrigerated display equipment, from 1987 to January 1990. Mr. Michaels is also a director of Huffy Corporation.

  George J. Koenigsaecker III. Mr. Koenigsaecker has served as President of The HON Company since November 1995. From February 1995 to November 1995, he served as Senior Vice President of the Company. From August 1992 through October 1995, Mr. Koenigsaecker served as Executive Vice President, Operations, The HON Company. Prior to joining the Company, Mr. Koenigsaecker was Group Executive, Danaher Corporation, a manufacturer of automotive, instrumentation and precision components products from 1990 to 1992.

  David C. Stuebe. Mr. Stuebe has served as Vice President and Chief Financial Officer of the Company since October 1994. Prior to joining the Company, he was President, Chief Executive Officer and a director of Diversified Industries, Inc., a processor and trader of precious and semi-precious metals from January 1990 to September 1994.

  Jeffrey D. Fick. Mr. Fick has served as the Company's Vice President, Member and Community Relations since May 1997 and the Company's Secretary from March 1997 to September 1997. From March 1994 to April 1997, Mr. Fick served as Senior Counsel. Prior to joining the Company, Mr. Fick was an attorney with Gray, Plant, Mooty, Mooty & Bennett from May 1986 to February 1994.

  Melvin L. McMains. Mr. McMains has served as the Company's Controller since 1980.

  James I. Johnson. Mr. Johnson has served as Vice President, General Counsel and Secretary of the Company since September 1997. From May 1990 to August 1997, Mr. Johnson served as General Counsel and Secretary of Norand Corporation.

  Robert W. Cox. Mr. Cox has served as a Director of the Company since 1994. He is currently of counsel to Baker & McKenzie, an international law firm. From 1992 to 1994, Mr. Cox was Chairman of Baker & McKenzie's Policy Committee and from 1984 to 1992, he was its Managing Partner and Chairman of its Executive Committee and Strategic Planning Committee. Mr. Cox is also a director of Carey International, Inc.

  Stanley M. Howe. Mr. Howe has served as Chairman Emeritus of the Company since 1996 and a Director since 1958. He has served the Company since 1948, serving as Chairman from 1984 to 1996, President from 1964 to 1990 and Chief Executive Officer from 1979 to 1991.

  Lee Liu. Mr. Liu has served as a Director of the Company since 1990. He has served as an officer of IES Industries Inc. ("IESI"), IES Utilities ("IESU") and various affiliates or predecessor companies, in the energy, transportation and telecommunications industries, since 1990, serving IESI as Chairman and Chief Executive Officer since 1993 and President from 1993 to November 1996 and serving IESU as Chairman and Chief Executive Officer since 1993 and as President in 1996, 1994 and 1993. From 1990 to 1993, Mr. Liu served as an officer to various affiliates to IESI and IESU. Mr. Liu is also a director of Eastman Chemical Company, Principal Financial Group and McLeod USA.

  Lorne R. Waxlax. Mr. Waxlax has served as a Director of the Company since 1994. He served as Executive Vice President, Diversified Group of The Gillette Company, a marketer and manufacturer of personal care and use products from 1985 to 1993. Mr. Waxlax is also a director of Clean Harbors, Inc., Quaker State Corporation, B.J's Wholesale Club Inc. and Homebase Inc.

  W. James Farrell. Mr. Farrell has been a Director of the Company since 1988. He has served Illinois Tool Works Inc., a manufacturer of highly engineered products and systems, since 1965, serving as Chairman since May 1996, Chief Executive Officer since September 1995, President from 1994 to 1995 and as Executive Vice President and President of the Specialty Mechanical and Adhesive Products Group from 1983 to 1994. Mr. Farrell is also a director of Morton International, Inc. and Premark International, Inc.

  Michael S. Plunkett. Mr. Plunkett has served as a Director of the Company since 1980. He has been the Senior Vice President, Engineering, Technology and Human Resources since 1986 and a Director from 1986 to 1993 of Deere & Company, a manufacturer of mobile power machinery. Mr. Plunkett is also a director of Bank One, Quad Cities, NA.

  Herman J. Schmidt. Mr. Schmidt has been a Director of the Company since 1980. He served as Vice Chairman of Mobil Oil Corporation from 1974 to 1978. Mr. Schmidt is also a director of H.J. Heinz Co.

  Robert L. Katz. Dr. Katz has served as a Director of the Company since 1995. He has been President of Robert L. Katz and Associates, consultants on corporate strategy, since 1953 and President of Caltex Investment Management Co., a venture capital firm since 1975. Dr. Katz is also a director of Newell Co., a manufacturer of window shades, hardware, cookware and school supplies.

  Celeste C. Michalski. Ms. Michalski has served as a Director of the Company since 1993. She served the Telecommunications Group of NYNEX, in the telecommunications, directory publishing and information delivery services industries, from July 1995 to April 1997, serving as Managing Director, Finance from December 1996 to April 1997, Vice President--Collections-- Residence and Business from November 1995 to November 1996 and Managing Director, Productivity and Process Improvement from July to November 1995. From 1994 to June 1995, Ms. Michalski served as Assistant Comptroller of NYNEX and from 1993 to 1994 she served as Comptroller of New York Telephone, the largest operating subsidiary of NYNEX. From 1988 to 1993, she was the Vice President and Controller of GenCorp, Inc.

  Richard H. Stanley. Mr. Stanley has served as Vice Chairman of the Company since 1979 and as a Director since 1964. He has been the President of SC Companies, Inc. since 1986, Chairman of Stanley Consultants, Inc., an international engineering, architecture, planning and management firm, since 1984 and President since 1984 and Chairman since 1995 of The Stanley Foundation, a private operating foundation. Mr. Stanley also serves as a director of Dover Resources, Inc., a subsidiary of Dover Corporation, a diversified manufacturer of industrial products.

                              SELLING SHAREHOLDER

  The following table sets forth certain information regarding the Selling Shareholder's beneficial ownership of the Company's Common Stock as of October 23, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby.

                           BEFORE THIS OFFERING               AFTER THIS OFFERING
                         ------------------------           ------------------------
                                                  SHARES TO
                            SHARES      PERCENT    BE SOLD     SHARES      PERCENT
NAME AND ADDRESS OF      BENEFICIALLY  OF SHARES     IN     BENEFICIALLY  OF SHARES
BENEFICIAL OWNER            OWNED     OUTSTANDING OFFERING     OWNED     OUTSTANDING
-------------------      ------------ ----------- --------- ------------ -----------
BTC, Inc................  2,395,000        8.1%   2,395,000      0           0%
1105 N. Market St.,
Suite 1300
Wilmington, Delaware,
19899

  BTC, Inc. is a Delaware corporation and a newly-formed, wholly-owned subsidiary of Bandag, Incorporated ("Bandag"). Bandag, headquartered in Muscatine, Iowa, manufactures retreading materials and equipment for its worldwide network of 1,300 independent franchised dealers who produce and market retread tires.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100 million shares of Common Stock, par value $1.00 per share, and one million shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). At September 22, 1997, the Company had 29,670,610 shares of Common Stock issued and outstanding, held of record by approximately 5,315 shareholders, and no shares of Preferred Stock issued and outstanding. No series of Preferred Stock has been designated other than 200,000 shares of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock").

  The following summarizes the capital stock of the Company and certain provisions of the Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), and its By-laws, as amended (the "By-laws") and is qualified in its entirety by reference to the provisions of the Company's Articles of Incorporation and By-laws and the Company's Rights Agreement.

COMMON STOCK

  Except as required by law, holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon consummation of the Offerings will be, fully paid and nonassessable. The Board of Directors may issue additional authorized shares of Common Stock without further action by the shareholders.

  The Articles of Incorporation provide that the affirmative vote of the holders of two-thirds of the total number of outstanding shares of Common Stock entitled to vote shall be required and shall be sufficient to take any action at any meeting of shareholders. Notwithstanding the foregoing, the affirmative vote of the holders of a majority of the total number of outstanding shares of Common Stock entitled to vote shall be required and shall be sufficient to approve (i) any amendment to the Articles of Incorporation which has been approved or recommended by the Board of Directors of the Company (other than the provisions of the Articles of Incorporation relating to voting requirements and election or removal of directors), (ii) the election of a class of directors at any annual meeting of the shareholders if (A) at the annual meeting of the shareholders in the third preceding year, an election of such class of directors was held or attempted, but no director of such class was elected at such meeting because no candidate received a two-thirds majority vote and (B) the term of such class of directors was extended for an additional three-year term pursuant to the Articles of Incorporation, and (iii) any other motion, resolution or action which has been approved or recommended by the Board of Directors of the Company (provided, that this provision shall not apply to any motion, resolution or action regarding the election or removal of directors, any amendment of the Articles of Incorporation, any Corporate Combination (as defined below), any liquidating dividend or distribution, or any dissolution of the Company).

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the shareholders, to issue up to one million shares of Preferred Stock in one or more series and, except as to those shares of Series A Preferred Stock designated by the Board, to fix the rights and preferences thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series. Except as required by Iowa law, holders of Preferred Stock have no voting rights. Holders of Preferred Stock shall have no preemptive rights. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring, or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock other than the issuance of shares of Series A Preferred Stock in connection with the Company's shareholder rights plan.

SHAREHOLDER RIGHTS AGREEMENT

  Pursuant to the Company's Rights Agreement, each share of Common Stock carries with it one right entitling a shareholder to buy one two-hundredth of a share of Series A Preferred Stock at an exercise price of $75. For a description of the Company's Rights Agreement, see notes to the Company's consolidated financial statements.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION, BY-LAWS AND IOWA CORPORATE LAW

  The Company's Articles of Incorporation and By-laws and the Iowa Business Corporation Act contain provisions that could make more difficult or delay the acquisition of control of the Company by various means, such as a tender offer, open market purchases, a merger, a proxy contest or otherwise. The purposes of these provisions are to discourage certain types of transactions which may involve an actual or threatened change of control of the Company and encourage persons seeking to acquire control of the Company to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares or is otherwise unfair to shareholders of the Company, or an unsolicited proposal for the restructuring or sale of all or part of the Company.

  Supermajority Vote Requirement. The Company's Articles of Incorporation provide that the affirmative vote of the holders of that fraction of the total outstanding shares of Common Stock entitled to vote, but not less than two-thirds, determined by using as the numerator a number equal to the sum of (i) the outstanding shares of Common Stock entitled to vote which are owned by a Related Person (as defined below), plus (ii) two-thirds of the remaining number of outstanding shares of Common Stock entitled to vote, and using as the denominator a number equal to the total number of outstanding shares of Common Stock entitled to vote, shall be required for any act of the shareholders of the Company relating to adoption of a Corporate Combination or any amendment of such provision of the Articles of Incorporation. For purposes of the Articles of Incorporation, "Corporate Combination" is defined as (a) any merger or consolidation of the Company or any majority-owned subsidiary with (i) any Related Person other than a majority-owned subsidiary or (ii) any other corporation other than a majority-owned subsidiary which is, or after such merger or consolidation would be, an affiliate of a Related Person, (b) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition in one transaction or a series of transactions to or with any Transaction Person (as defined below) of any assets of the Company or any majority-owned subsidiary having an aggregate fair market value of $1,000,000 or more; (c) the issuance or transfer by the Company or any majority-owned subsidiary in one transaction or a series of transactions of any securities of the Company or any majority-owned subsidiary to any Transaction Person in exchange for cash, securities, other property, or a combination thereof, having an aggregate fair market value of $1,000,000 or more; (d) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of a Related Person or any affiliate of any Related Person; (e) any reclassification of securities, including any reverse stock split or recapitalization of the Company, or any merger or consolidation of the Company with any of its majority-owned subsidiary, or any other transaction (whether or not with, into, or otherwise involving a Related Person) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of capital stock or any securities which are convertible (with or without consideration) into shares of capital stock or into other securities convertible into shares of capital stock or convertible securities of the Company or any majority-owned subsidiary which is directly or indirectly owned by any Related Person or any affiliate of any Related Person. "Related Person" is defined as any person which, together with its affiliates, associates and the associates of its affiliates, owns 10% or more of the outstanding Common Stock.

  Notwithstanding the foregoing, the affirmative vote of two-thirds of the outstanding shares of Common Stock entitled to vote shall be sufficient for the adoption and authorization of a Corporate Combination when (i) the Corporate Combination will result in an involuntary sale, redemption, cancellation, or other termination of ownership of all shares of Common Stock owned by shareholders who do not vote in favor of or consent in writing to the Corporate Combination; (ii) the cash or fair market value (as determined in good faith by the Board of Directors) of other readily marketable consideration to be received by all holders of Common Stock for their shares will be (A) at least equal to the highest gross price per share paid or agreed to be paid to acquire any shares of Common Stock by any Related Person within two years of the record date for determining the shareholders entitled to vote on the Corporate Combination, and (B) in cash or in the same form as the Related Person, any person who would become a Related Person as a result of the Corporate Combination or any affiliate, associate or affiliate of an associate of such a person ("Transaction Person") has previously paid for shares of Common Stock (if the Transaction Person has paid for shares of Common Stock with varying forms of consideration, the form of consideration for such Common Stock shall be either cash or the form used to acquire the largest number of shares of such class of stock of the Company previously acquired by it); (iii) during the period from the earlier of the date that a person becomes a Transaction Person or a Transaction Person becomes a Related Person until the date of consummation of such Corporate Combination (A) there shall have been no failure to declare and pay at the regular date therefor any full dividends, whether or not cumulative, on any outstanding preferred stock of the Company; (B) there shall have been no reduction in the annual rate of dividends paid on the Common Stock, except as necessary to reflect any subdivision of such stock, and all increases in such annual rate of dividends necessary to reflect any reclassification, including any reverse stock split, recapitalization, reorganization, or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock; (C) the Transaction Person shall not have become the beneficial owner of any additional shares of stock of the Company except as part of the transaction which results in the Transaction Person's becoming a Related Person; and (D) the Transaction Person shall not have received the benefit, directly or indirectly, except proportionately as a shareholder, of any loans, advances, guaranties, pledges, other financial assistance, tax credits, or tax advantages provided by the Company, whether in anticipation of or in connection with such Corporate Combination or otherwise; and (iv) a proxy statement responsive to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), shall be mailed to the shareholders of the Company at least 30 days prior to the proposed consummation of a Corporate Combination (whether or not such proxy statement is required to be mailed pursuant to the Exchange Act or subsequent provisions) for the purpose of soliciting shareholder approval of the proposed Corporate Combination.

  Classified Board of Directors. The Company's Board of Directors is divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms. One class of directors is elected at each annual meeting to serve a term of three years. Amendments to the staggered board provisions require a two-thirds vote of shareholders. In addition, special meetings of shareholders may only be called by a majority of the Board of Directors or by the holders of at least 10% of the outstanding shares entitled to vote at the meeting.

  Section 490.1109 of the Iowa Business Corporation Act. The Company is subject to the provisions of Section 490.1109 of the Iowa Business Corporation Act (the "Business Combination Statute"). Under the Business Combination Statute, certain "business combinations" between an Iowa corporation whose stock is publicly traded or held by more than 2,000 shareholders and an "interested shareholder" are prohibited for a three-year period following the date that such a shareholder became an interested shareholder, unless (i) prior to the time the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (ii) at or subsequent to the time the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders (such approval shall not be by written consent) by the affirmative vote of at least sixty-six and two-thirds percent of the outstanding voting stock which is not owned by the interested shareholder; or (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan). The three-year prohibition also does not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years. The term "business combination" is defined generally to include mergers or consolidations between an Iowa corporation and an "interested shareholder," transactions with an "interested shareholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested shareholder's percentage ownership of stock. The term "interested shareholder" is defined generally as a shareholder who, together with affiliates and associates, owns (or, within three years prior, did own) 10% or more of an Iowa corporation's voting stock.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement"), among the Company, the Selling Shareholder, Bandag and each of the underwriters named below (the "U.S. Underwriters"), and concurrently with the sale of 679,000 shares of Common Stock to the International Managers (as defined below), the Company and the Selling Shareholder have agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Company and the Selling Shareholder the number of shares of Common Stock set forth opposite its name below.

                                                                        NUMBER
           U.S. UNDERWRITER                                            OF SHARES
           ----------------                                            ---------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated...........................................   879,750
      William Blair & Company, L.L.C..................................   879,750
      Robert W. Baird & Co. Incorporated..............................   299,750
      McDonald & Company Securities, Inc..............................   299,750
      BT Alex. Brown Incorporated.....................................   119,000
      Morgan Stanley & Co. Incorporated...............................   119,000
      Wheat, First Securities, Inc....................................   119,000
                                                                       ---------
           Total...................................................... 2,716,000
                                                                       =========

  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), William Blair & Company, L.L.C., Robert W. Baird & Co. Incorporated and McDonald & Company Securities, Inc. are acting as representatives (the "U.S. Representatives") for the U.S. Underwriters.

  The Company, the Selling Shareholder and Bandag have also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with certain underwriters outside the United States and Canada (collectively, the "International Managers," and together with the U.S. Underwriters, the "Underwriters"), for whom Merrill Lynch International, William Blair & Company, L.L.C., Robert W. Baird & Co. Incorporated and McDonald & Company Securities, Inc. are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 2,716,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company and the Selling Shareholder have agreed to sell to the International Managers, and the International Managers have severally agreed to purchase from the Company and the Selling Shareholder, an aggregate of 679,000 shares of Common Stock. The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement. The respective percentages of the Common Stock to be sold by each of the Company and the Selling Shareholder will be identical in the U.S. Offering and the International Offering.

  In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances involving a default by an Underwriter, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may be increased or the U.S. Purchase Agreement or the International Purchase Agreement (as the case may be) may be terminated. The sale of Common Stock to the U.S. Underwriters is conditioned upon the sale of Common Stock to the International Managers and vice versa.

  The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. The Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  The U.S. Representatives have advised the Company and the Selling Shareholder that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $1.24 per share. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company has granted to the U.S. Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 407,400 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriters' initial amount reflected in the foregoing table. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,395,000 shares are being offered.

  The Company has, subject to certain exceptions, agreed not to, directly or indirectly, offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch for a period of 90 days from the date of this Prospectus, except that the Company may, without such consent, issue shares of Common Stock upon the exercise or conversion of any outstanding options, rights, warrants or other convertible securities, or issue shares of Common Stock or grant options to purchase shares of Common Stock pursuant to the Company's existing employee benefit plans, director stock plan, or dividend reinvestment plan. In addition, the Company's executive officers and directors have agreed not to effect any sales of Common Stock in open market transactions without the prior written consent of Merrill Lynch for a period of 90 days from the date of this Prospectus.

  In connection with the Offerings, the Underwriters or their respective affiliates and selling group members (if any) who are qualified market makers on Nasdaq may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed (or a related security) to engage in limited market making transactions during the period when Regulation M under the Exchange Act would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or affecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act of 1933, as amended (the "Securities Act") pertaining to the security to be distributed (or such related security).

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  The Company, the Selling Shareholder and Bandag have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments initially the Underwriters may be required to make in respect thereof.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Edgar D. Jannotta, a director of the Selling Shareholder, is Senior Director of William Blair & Company, L.L.C.

                                 LEGAL MATTERS

  The legality of the Common Stock offered hereby has been passed upon for the Company by Stanley, Lande & Hunter, P.C., Muscatine, Iowa. Certain other legal matters will be passed upon for the Company by Jones, Day, Reavis & Pogue, Chicago, Illinois and Stanley, Lande & Hunter, P.C., for the Selling Shareholder and Bandag by Foley & Lardner, Milwaukee, Wisconsin and for the Underwriters by Sidley & Austin, Chicago, Illinois. Members of Stanley, Lande & Hunter, P.C., own of record and beneficially a total of 96,987 shares of Common Stock.

                                    EXPERTS
  The audited consolidated financial statements and schedules of HON INDUSTRIES Inc. and Subsidiaries as of and for the fiscal year ended December 28, 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The consolidated balance sheets of HON INDUSTRIES Inc. and its subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended included in this Prospectus and the related financial statement schedule listed in Item 14 of HON INDUSTRIES Inc.'s Annual Report on Form 10-K for the fiscal year ended December 28, 1996, incorporated by reference into this Registration Statement, have been audited by Ernst & Young LLP, as stated in its reports appearing herein and incorporated by reference into this Registration Statement. Such financial statements and financial statement schedule have been so included and incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION
  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (of which this Prospectus is a part) under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including exhibits thereto, as well as such reports, proxy statements and other information filed by the Company with the Commission can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission and that is located at http://www.sec.gov. The Registration Statement was filed electronically with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
  The following documents previously filed with the Commission by the Company (File No. 0-2648) pursuant to the Exchange Act are incorporated by reference in this Prospectus and made a part hereof: the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996; the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 29, 1997 and June 28, 1997; the Company's Current Reports on Form 8-K dated June 30, 1997, October 8, 1997 and October 22, 1997; and the descriptions of the Company's Common Stock set forth in Item 1 of the Company's Registration Statement on Form 8-A filed May 1, 1967 and Series A Junior Participating Preferred Stock and Rights Agreement set forth in Item 1 of the Company's Registration Statement on Form 8-A filed July 12, 1988, and all amendments and reports filed for the purpose of updating such descriptions.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies, supersedes or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS WHICH HAVE BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE DOCUMENTS SO INCORPORATED. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO HON INDUSTRIES INC., OFFICE OF THE SECRETARY, 414 EAST THIRD STREET, P.O. BOX 1109, MUSCATINE, IOWA 52761-7109 (TELEPHONE NUMBER (319) 264-7400).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
HON INDUSTRIES Inc. and Subsidiaries:
Audited Financial Statements
  Report of Independent Public Accountants................................  F-2
  Report of Independent Auditors..........................................  F-3
  Consolidated Statements of Income for the Years Ended December 28, 1996,
   December 30, 1995 and December 31, 1994................................  F-4
  Consolidated Balance Sheets as of December 28, 1996, December 30, 1995
   and December 31, 1994..................................................  F-5
  Consolidated Statements of Shareholders' Equity for the Years Ended
   December 28, 1996, December 30, 1995 and December 31, 1994.............  F-6
  Consolidated Statements of Cash Flows for the Years Ended December 28,
   1996,
   December 30, 1995 and December 31, 1994................................  F-7
  Notes to Consolidated Financial Statements..............................  F-8
Unaudited Financial Statements
  Condensed Consolidated Statements of Income for the Quarters Ended June
   28, 1997
   and June 29, 1996...................................................... F-20
  Condensed Consolidated Statements of Income for the Six Months Ended
   June 28, 1997
   and June 29, 1996...................................................... F-21
  Condensed Consolidated Balance Sheets at June 28, 1997 and December 28,
   1996................................................................... F-22
  Condensed Consolidated Statements of Cash Flows for the Six Months Ended
   June 28, 1997 and June 29, 1996........................................ F-23
  Notes to Condensed Consolidated Financial Statements.................... F-24

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
HON INDUSTRIES Inc.

  We have audited the accompanying consolidated balance sheet of HON INDUSTRIES Inc. and subsidiaries as of December 28, 1996, and the related consolidated statement of income, shareholders' equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HON INDUSTRIES Inc. and subsidiaries as of December 28, 1996, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Chicago, Illinois
January 30, 1997

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
HON INDUSTRIES Inc.

  We have audited the accompanying consolidated balance sheets of HON INDUSTRIES Inc. and subsidiaries as of December 30, 1995, and December 31, 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HON INDUSTRIES Inc. and subsidiaries as of December 30, 1995, and December 31, 1994, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

  As discussed in the Notes to Consolidated Financial Statements, the Company changed its method of accounting for postemployment benefits in 1994.

                                          Ernst & Young LLP

Chicago, Illinois
January 30, 1996

                      HON INDUSTRIES INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                    FOR THE YEARS
                                        --------------------------------------
                                            1996         1995         1994
                                        ------------ ------------ ------------
Net sales.............................. $998,135,000 $893,119,000 $845,998,000
Cost of products sold..................  679,496,000  624,700,000  573,392,000
                                        ------------ ------------ ------------
    Gross Profit.......................  318,639,000  268,419,000  272,606,000
Selling and administrative expenses....  215,646,000  201,691,000  185,490,000
Gain on sale of subsidiary.............    3,200,000          --           --
                                        ------------ ------------ ------------
    Operating Income...................  106,193,000   66,728,000   87,116,000
                                        ------------ ------------ ------------
Interest income........................    3,247,000    2,358,000    2,470,000
Interest expense.......................    4,173,000    3,569,000    3,248,000
                                        ------------ ------------ ------------
    Income Before Income Taxes.........  105,267,000   65,517,000   86,338,000
Income taxes...........................   37,173,000   24,419,000   31,945,000
                                        ------------ ------------ ------------
    Income Before Cumulative Effect of
     Accounting Changes................   68,094,000   41,098,000   54,393,000
Cumulative effect of accounting
 changes...............................          --           --      (237,000)
                                        ------------ ------------ ------------
    Net Income......................... $ 68,094,000 $ 41,098,000 $ 54,156,000
                                        ============ ============ ============
Net Income Per Common Share:
  Income before cumulative effect of
   accounting changes..................        $2.26        $1.35        $1.74
  Cumulative effect of accounting
   changes.............................          --           --          (.01)
                                        ------------ ------------ ------------
    Net Income.........................        $2.26        $1.35        $1.73
                                        ============ ============ ============



   The accompanying notes are an integral part of the consolidated financial statements.

                      HON INDUSTRIES INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                    AS OF YEAR-END
                                        ----------------------------------------
                                            1996          1995          1994
                                        ------------  ------------  ------------
                ASSETS
 Current Assets
   Cash and cash equivalents..........  $ 31,196,000  $ 32,231,000  $ 27,659,000
   Short-term investments.............     1,502,000    14,694,000     3,083,000
   Receivables........................   109,095,000    88,178,000    94,269,000
   Inventories........................    43,550,000    36,601,000    43,259,000
   Deferred income taxes..............     9,046,000    14,180,000    11,565,000
   Prepaid expenses and other current
    assets............................    11,138,000     8,299,000     8,975,000
                                        ------------  ------------  ------------
     Total Current Assets.............   205,527,000   194,183,000   188,810,000
 Property, Plant, and Equipment.......   234,616,000   210,033,000   177,844,000
 Goodwill.............................    51,213,000       908,000     1,247,000
 Other Assets.........................    22,158,000     4,394,000     4,667,000
                                        ------------  ------------  ------------
     Total Assets.....................  $513,514,000  $409,518,000  $372,568,000
                                        ============  ============  ============
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities
   Accounts payable and accrued
    expenses..........................  $127,910,000  $117,273,000  $ 99,898,000
   Income taxes.......................     2,574,000     5,361,000     4,949,000
   Note payable and current maturities
    of long-term obligations..........    22,069,000     6,281,000     6,246,000
                                        ------------  ------------  ------------
     Total Current Liabilities........   152,553,000   128,915,000   111,093,000
 Long-Term Debt and Other Liabilities.    91,468,000    45,911,000    46,080,000
 Capital Lease Obligations............     6,320,000     7,700,000     8,661,000
 Deferred Income Taxes................    10,726,000    10,757,000    12,094,000
 Minority Interest in Subsidiary......        50,000           --            --
 Commitments and Contingencies........
 Shareholders' Equity
   Common stock.......................    29,713,000    30,394,000    30,675,000
   Paid-in capital....................       360,000       550,000       434,000
   Retained earnings..................   227,365,000   193,505,000   174,642,000
   Receivable from HON Members Company
    Ownership Plan....................    (5,041,000)   (8,214,000)  (11,111,000)
                                        ------------  ------------  ------------
     Total Shareholders' Equity.......   252,397,000   216,235,000   194,640,000
                                        ------------  ------------  ------------
     Total Liabilities and
      Shareholders' Equity............  $513,514,000  $409,518,000  $372,568,000
                                        ============  ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                      HON INDUSTRIES INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                  FOR THE YEARS
                                      ----------------------------------------
                                          1996          1995          1994
                                      ------------  ------------  ------------
Common Stock
  Balance, beginning of year......... $ 30,394,000  $ 30,675,000  $ 31,676,000
  Purchase of shares.................     (742,000)     (367,000)   (1,078,000)
  Shares issued under Members Stock
   Purchase Plan and restricted stock
   awards............................       61,000        86,000        77,000
                                      ------------  ------------  ------------
    Balance, end of year............. $ 29,713,000  $ 30,394,000  $ 30,675,000
                                      ------------  ------------  ------------
Paid-In Capital
  Balance, beginning of year......... $    550,000  $    434,000  $    281,000
  Purchase of shares.................   (1,654,000)   (1,725,000)   (1,567,000)
  Shares issued under Members Stock
   Purchase Plan and restricted stock
   awards............................    1,464,000     1,841,000     1,720,000
                                      ------------  ------------  ------------
    Balance, end of year............. $    360,000  $    550,000  $    434,000
                                      ------------  ------------  ------------
Retained Earnings
  Balance, beginning of year......... $193,505,000  $174,642,000  $161,079,000
  Net income.........................   68,094,000    41,098,000    54,156,000
  Purchase of shares.................  (19,264,000)   (7,699,000)  (26,992,000)
  Dividends paid.....................  (14,970,000)  (14,536,000)  (13,601,000)
                                      ------------  ------------  ------------
    Balance, end of year............. $227,365,000  $193,505,000  $174,642,000
                                      ------------  ------------  ------------
Receivable from HON Members Company
 Ownership Plan
  Balance, beginning of year......... $ (8,214,000) $(11,111,000) $(13,483,000)
  Principal repaid by HON Members
   Company Ownership Plan............    3,173,000     2,897,000     2,372,000
                                      ------------  ------------  ------------
    Balance, end of year............. $ (5,041,000) $ (8,214,000) $(11,111,000)
                                      ------------  ------------  ------------
Shareholders' Equity
  Balance, end of year............... $252,397,000  $216,235,000  $194,640,000
                                      ============  ============  ============


   The accompanying notes are an integral part of the consolidated financial statements.

                      HON INDUSTRIES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  FOR THE YEARS
                                     -----------------------------------------
                                         1996           1995          1994
                                     -------------  ------------  ------------
Net Cash Flows From (To) Operating
 Activities:
  Net income........................ $  68,094,000  $ 41,098,000  $ 54,156,000
  Noncash items included in net
   income:
    Depreciation and amortization...    25,252,000    21,416,000    19,042,000
    Gain on sale of subsidiary, net
     of tax.........................    (2,016,000)          --            --
    Other postretirement and
     postemployment benefits........     1,398,000     2,273,000     2,104,000
    Deferred income taxes...........     5,103,000    (3,952,000)      854,000
    Cumulative effect of accounting
     changes........................           --            --        237,000
    Other--net......................       252,000     1,185,000        54,000
  Changes in working capital,
   excluding acquisition and
   disposition:
    Receivables.....................    (5,085,000)    6,091,000   (10,619,000)
    Inventories.....................       184,000     6,658,000    (4,629,000)
    Prepaid expenses and other
     current assets.................    (2,613,000)      676,000     1,484,000
    Accounts payable and accrued
     expenses.......................       998,000    17,009,000     4,619,000
    Accrued facilities closing and
     reorganization expenses........    (1,147,000)      366,000    (1,885,000)
    Income taxes....................    (3,971,000)      412,000    (1,847,000)
  Increase in other liabilities.....     6,860,000      (216,000)    1,077,000
                                     -------------  ------------  ------------
      Net cash flows from (to)
       operating activities.........    93,309,000    93,016,000    64,647,000
                                     -------------  ------------  ------------
Net Cash Flows From (To) Investing
 Activities:
  Capital expenditures--net.........   (44,684,000)  (53,879,000)  (35,005,000)
  Acquisition spending, net of cash
   acquired.........................   (79,136,000)          --            --
  Net proceeds from sale of
   subsidiary.......................     7,336,000           --            --
  Principal repaid by HON Members
   Company Ownership Plan...........     3,173,000     2,897,000     2,372,000
  Short-term investments--net.......    12,392,000   (11,611,000)    8,515,000
  Other--net........................      (976,000)     (205,000)     (291,000)
                                     -------------  ------------  ------------
      Net cash flows from (to)
       investing activities.........  (101,895,000)  (62,798,000)  (24,409,000)
                                     -------------  ------------  ------------
Net Cash Flows From (To) Financing
 Activities:
  Purchase of HON INDUSTRIES common
   stock............................   (21,912,000)   (9,791,000)  (29,637,000)
  Proceeds from long-term debt......    51,072,000       104,000           --
  Payments of note and long-term
   debt.............................    (8,416,000)   (3,350,000)   (3,916,000)
  Proceeds from sale of HON
   INDUSTRIES common stock to
   members..........................     1,777,000     1,927,000     1,797,000
  Dividends paid....................   (14,970,000)  (14,536,000)  (13,601,000)
                                     -------------  ------------  ------------
      Net cash flows from (to)
       financing activities.........     7,551,000   (25,646,000)  (45,357,000)
                                     -------------  ------------  ------------
Net increase (decrease) in cash and
 cash equivalents...................    (1,035,000)    4,572,000    (5,119,000)
                                     -------------  ------------  ------------
Cash and cash equivalents at
 beginning of year..................    32,231,000    27,659,000    32,778,000
                                     -------------  ------------  ------------
Cash and cash equivalents at end of
 year............................... $  31,196,000  $ 32,231,000  $ 27,659,000
                                     -------------  ------------  ------------
Supplemental Disclosures of Cash
 Flow Information:
  Cash paid during the year for:
    Interest........................ $   3,334,000  $  3,401,000  $  3,234,000
    Income taxes.................... $  36,318,000  $ 27,560,000  $ 32,534,000
                                     =============  ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                     HON INDUSTRIES INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NATURE OF OPERATIONS

  HON INDUSTRIES Inc. and subsidiaries (the Company) are a national manufacturer and marketer of office furniture and hearth products. Both industries are reportable segments; however, the Company's office furniture business is its principal line of business. Refer to the "Business Segment Information" note for further information. Office furniture products are sold through a national system of dealers, wholesalers, mass merchandisers, warehouse clubs, and retail superstores and to end-user customers and federal and state governments. Dealer, wholesaler, and retail superstores are the major channels based on sales. Hearth products include wood- and gas-burning factory-built fireplaces, fireplace inserts, gas logs, and stoves. These products are sold through a national system of dealers, wholesalers, and large regional contractors. The Company's products are marketed predominately in the United States and Canada. The Company exports select products to a limited number of markets outside North America, principally Latin America and the Caribbean, through its export subsidiary; however, based on sales, it is not significant.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation and Fiscal Year-End

  The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

  The Company's fiscal year ends on the Saturday nearest December 31. Fiscal year 1996 ended on December 28, 1996; 1995 ended on December 30, 1995; and 1994 ended on December 31, 1994.

 Cash and Cash Equivalents

  Cash and cash equivalents generally consist of cash and commercial paper. These securities have original maturity dates not exceeding three months from date of purchase.

 Short-Term Investments

  Short-term investments are classified as available-for-sale and are highly liquid debt and equity securities. These investments are stated at cost which approximates market value.

 Receivables

  Accounts receivable are presented net of an allowance for doubtful accounts of $1,830,000; $1,867,000; and $1,654,000 for 1996, 1995, and 1994,
respectively.

 Inventories

  Inventories are valued at the lower of cost or market, determined principally by the last-in, first-out (LIFO) method.

 Property, Plant, and Equipment

    Property, plant, and equipment are carried at cost. Depreciation has been computed by the straight-line method over estimated useful lives: land improvements, 10-20 years; buildings, 10-40 years; and machinery and equipment, 3-12 years. The Company capitalized interest costs of $95,000 and $256,000 in 1996 and 1995, respectively.

                     HON INDUSTRIES INC. AND SUBSIDIARIES

 Goodwill and Patents

  Goodwill represents the excess of cost over the fair value of net identifiable assets of acquired companies. Goodwill is being amortized on a straight-line basis predominately over 40 years. Patents are being amortized on a straight-line basis over their estimated useful lives which range from 7 to 16 years. Patents are reported by the Company as "Other Assets."

  The carrying value of goodwill and patents is reviewed by the Company whenever significant events or changes occur which might impair recovery of recorded costs. Based on its most recent analysis, the Company believes no material impairment of these intangible assets exists at December 28, 1996.

                                                           1996    1995   1994
                                                          ------- ------ ------
                                                             (IN THOUSANDS)
      Goodwill........................................... $52,051 $2,865 $2,865
      Patents............................................  16,060    --     --
      Less accumulated amortization......................     838  1,957  1,618
                                                          ------- ------ ------
                                                          $67,273 $  908 $1,247
                                                          ======= ====== ======

 Product Development Costs

  Product development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $10,423,000 in 1996, $11,591,000 in 1995, and $10,081,000 in 1994.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 New Accounting Policies

  The Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in the first quarter of 1996. The adoption had no material effect on results of operations.

BUSINESS COMBINATIONS

  On October 2, 1996, the Company acquired all of the outstanding stock of Heat-N-Glo Fireplace Products, Inc., located in Savage, Minnesota, for a combination of cash and debt totaling approximately $79 million. The Company merged Heat-N-Glo into Heatilator Inc., a wholly owned subsidiary, which changed its name to Hearth Technologies Inc. Both Heatilator and Heat-N-Glo are engaged in the manufacture and marketing of quality hearth products and operate as divisions of Hearth Technologies Inc.

  The Company paid approximately $62.0 million in cash, a $5.0 million long-term note, and $12.0 million as a convertible debenture for Heat-N-Glo. In connection with the merger, the Company entered into a $34.0 million five-year term loan with LaSalle National Bank.

  This transaction has been accounted for under the purchase method. Accordingly, the accounts and transactions of the acquired company have been included in the consolidated financial statements from the date of acquisition.

                     HON INDUSTRIES INC. AND SUBSIDIARIES

  Assuming the acquisition had occurred as of the beginning of fiscal year 1995, the Company's pro forma consolidated net sales would have been approximately $1.07 billion and $971.6 million for 1996 and 1995, respectively. Pro forma consolidated net income and net income per common share would not have been materially different than reported amounts.

  The net purchase price was preliminarily allocated as follows: (In thousands)

      Working capital, other than cash................................. $10,702
      Property, plant, and equipment...................................   6,441
      Other assets.....................................................     548
      Patents..........................................................  16,060
      Goodwill.........................................................  52,051
      Other liabilities................................................  (6,666)
                                                                        -------
        Purchase price, net of cash received........................... $79,136
                                                                        =======

BUSINESS DISPOSITION

  On January 24, 1996, the Company sold the outstanding stock of Ring King Visibles, Inc., a wholly owned subsidiary, for $8.0 million in cash and the forgiveness of intercompany receivables of approximately $2.0 million. The sale resulted in an approximate $3.2 million pretax gain for the Company (an after-tax gain of $2.0 million, or $0.07 per share) which was recorded in the first quarter of fiscal year 1996.

INVENTORIES

                                                         1996    1995    1994
                                                        ------- ------- -------
                                                            (IN THOUSANDS)
      Finished products................................ $15,793 $11,265 $13,554
      Materials and work in process....................  27,757  25,336  29,705
                                                        ------- ------- -------
                                                        $43,550 $36,601 $43,259
                                                        ======= ======= =======

  Current replacement cost exceeded the amount stated for inventories valued by the LIFO method by approximately $12,337,000; $13,594,000; and $12,983,000 as of year-end 1996, 1995, and 1994, respectively.

PROPERTY, PLANT, AND EQUIPMENT

                                                       1996     1995     1994
                                                     -------- -------- --------
                                                           (IN THOUSANDS)
      Land and land improvements.................... $  9,114 $  9,701 $  8,832
      Buildings.....................................   92,509   95,310   84,801
      Machinery and equipment.......................  231,780  208,707  185,421
      Construction and equipment installation in
       progress.....................................   42,507   30,036   17,915
                                                     -------- -------- --------
                                                      375,910  343,754  296,969
      Less allowances for depreciation..............  141,294  133,721  119,125
                                                     -------- -------- --------
                                                     $234,616 $210,033 $177,844
                                                     ======== ======== ========

                     HON INDUSTRIES INC. AND SUBSIDIARIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                        1996     1995    1994
                                                      -------- -------- -------
                                                           (IN THOUSANDS)
      Trade accounts payable......................... $ 44,762 $ 47,617 $40,939
      Compensation...................................    6,331    4,855   3,343
      Profit sharing and retirement expense..........   11,736   11,490  11,066
      Vacation pay...................................    8,064    8,492   8,579
      Marketing expenses.............................   36,550   23,930  17,443
      Workers' compensation, general, and product
       liability expenses............................    3,787    4,032   4,700
      Other accrued expenses.........................   16,680   16,857  13,828
                                                      -------- -------- -------
                                                      $127,910 $117,273 $99,898
                                                      ======== ======== =======

LONG-TERM DEBT AND OTHER LIABILITIES

                                                          1996    1995    1994
                                                         ------- ------- -------
                                                             (IN THOUSANDS)
      Industrial development revenue bonds, various
       issues, payable through 2013 with interest at
       4.50-8.50% per annum............................  $24,063 $24,542 $24,928
      Note payable to bank, term loan payable in 2001
       with interest at 7.11% per annum*...............   27,200     --      --
      Note payable to bank, payable quarterly through
       1997 with interest at a variable rate (6.03% at
       year-end 1996)..................................      --    7,750   9,700
      Convertible debenture payable to individuals, due
       in 1999 with interest at 7.0% per annum.........   12,000     --      --
      Accrued employee health care costs...............    7,901   6,503   4,230
      Other notes and amounts..........................   20,304   7,116   7,222
                                                         ------- ------- -------
                                                         $91,468 $45,911 $46,080
                                                         ======= ======= =======

--------
* The Company has entered into an interest rate swap agreement on a notional amount of $34 million, which is equivalent to the amount of the term loan, to obtain a fixed rate of interest in lieu of a floating rate. The interest rate swap agreement matures at the time the related note matures. The Company is exposed to credit loss in the event of nonperformance by the bank making the loan who is the other party to the agreement. However, the Company does not anticipate nonperformance by the counterparty.

  Aggregate maturities of long-term debt are as follows (in thousands):

           1997...................................... $15,107
           1998......................................   7,459
           1999......................................  19,486
           2000......................................  10,104
           2001......................................  10,026
           Thereafter................................  24,209

  The note and convertible debenture payable to individuals are payable to the former owners of a business acquired by the Company in 1996. These individuals continue as officers of a subsidiary of the business

                     HON INDUSTRIES INC. AND SUBSIDIARIES
following the merger. The convertible debenture is convertible into shares of common stock of Hearth Technologies Inc., a subsidiary of the Company, representing 10% of the current issued and outstanding stock of Hearth Technologies Inc.

  Certain of the above borrowing arrangements include covenants which require the maintenance of a minimum level of working capital, place restrictions on the payment of cash dividends, and limit the assumption of additional debt and lease obligations. Approximately $198,176,000 of retained earnings were unrestricted at the end of 1996.

  The fair value of the Company's outstanding long-term debt obligations at year-end 1996 approximates the recorded aggregate amount.

  Property, plant, and equipment, with net carrying values of approximately $33,451,000 at the end of 1996, are mortgaged.

INCOME TAXES

  Significant components of the provision for income taxes are as follows:

                                                         1996    1995     1994
                                                        ------- -------  -------
                                                            (IN THOUSANDS)
      Current:
        Federal........................................ $27,958 $25,360  $27,504
        State..........................................   3,932   3,011    3,587
                                                        ------- -------  -------
                                                         31,890  28,371   31,091
      Deferred.........................................   5,283  (3,952)     854
                                                        ------- -------  -------
                                                        $37,173 $24,419  $31,945
                                                        ======= =======  =======

  A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

                                                               1996  1995  1994
                                                               ----  ----  ----
      Federal statutory tax rate.............................. 35.0% 35.0% 35.0%
      State taxes, net of federal tax effect..................  2.7   2.6   2.8
      Federal and state tax credits........................... (2.2)  --    --
      Other, net..............................................  (.2)  (.3)  (.8)
                                                               ----  ----  ----
      Effective tax rate...................................... 35.3% 37.3% 37.0%
                                                               ====  ====  ====

  The Company recognized one-time federal and state research and development and new jobs tax credits totaling $2.1 million, or $0.07 per share, in 1996 related to prior tax years.

                      HON INDUSTRIES INC. AND SUBSIDIARIES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                 1996       1995       1994
                                               --------   --------   --------
                                                     (IN THOUSANDS)
      Net long-term deferred tax liabilities:
        Tax over book depreciation............ $(17,584)  $(16,358)  $(13,630)
        OPEB obligations......................    2,947      2,048      1,301
        Other--net............................    3,911      3,553        235
                                               --------   --------   --------
          Total net long-term deferred tax
           liabilities........................  (10,726)   (10,757)   (12,094)
      Net current deferred tax assets:
        Workers' compensation, general, and
         product liability accruals...........    1,548      1,670      2,029
        Vacation accrual......................    1,855      3,167      3,180
        Other--net............................    5,643      9,343      6,356
                                               --------   --------   --------
          Total net current deferred tax
           assets.............................    9,046     14,180     11,565
                                               --------   --------   --------
          Net deferred tax (liabilities)
           assets............................. $ (1,680)  $  3,423   $   (529)
                                               ========   ========   ========

SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

                                              1996        1995        1994
                                           ----------- ----------- -----------
      Common Stock, $1 Par Value
        Authorized........................ 100,000,000 100,000,000 100,000,000
        Issued and outstanding............  29,713,265  30,394,337  30,674,603
      Preferred Stock
        Authorized........................   1,000,000   1,000,000   1,000,000
        Issued and outstanding............         --          --          --

  The Company purchased 753,800; 367,317; and 1,078,835 shares of its common stock during 1996, 1995, and 1994, respectively.

  Cash dividends declared and paid per share for each year are:

                                                                  1996 1995 1994
                                                                  ---- ---- ----
      Common shares.............................................. $.50 $.48 $.44

  Net income per common share is based on the weighted average number of shares of common stock outstanding during each year including allocated and unallocated ESOP shares.

  Shares of common stock were issued in 1996, 1995, and 1994 pursuant to a members' stock purchase plan as follows:

                                                            1996   1995   1994
                                                           ------ ------ ------
      Shares issued....................................... 61,370 86,049 77,302
      Average price per share............................. $24.90 $22.39 $23.25

                     HON INDUSTRIES INC. AND SUBSIDIARIES

  The Company uses the par value method of accounting for common stock repurchases. The excess of the cost of shares acquired over their par value is allocated to Paid-In Capital to the extent appropriate, with the excess charged to Retained Earnings.

  During 1994, shareholders approved the 1994 Members' Stock Purchase Plan. Under the new plan, 500,000 shares of common stock were registered for issuance to participating members. Beginning on July 3, 1994, rights to purchase stock are granted on a quarterly basis to all members who have one year of employment eligibility and work a minimum of 20 hours per week. The price of the stock purchased under the plan is 85% of the closing price on the applicable purchase date. No member may purchase stock under the plan in an amount which exceeds the lesser of 20% of his or her gross earnings or 2,000 shares, with a maximum fair market value of $25,000 in any calendar year. An additional 275,279 shares were available for issuance under the plan at December 28, 1996. The effect of the application of adopting Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," was not material to the Company.

  The Company has granted restricted stock awards aggregating 75,500 shares of common stock to officers. The officers were entitled to dividends and had voting rights on all shares awarded. Unearned compensation expense, representing the fair market value of the shares at the date of grant, was charged to income over the vesting period. Approximately $37,000 were charged to income as a result of the awards for the years 1995 and 1994. All of the awarded shares were vested as of year-end 1995.

  Pursuant to the Company's Shareholder Rights Plan, each share of common stock carries with it one Right. Each Right entitles a shareholder to buy one two-hundredth of a share of a new series of preferred stock at an exercise price of $75.00. Each one two-hundredth of a share of the new preferred stock has terms designed to make it the economic equivalent of one share of common stock. Rights will be exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of the common stock. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the then current exercise price of the Right, a number of the acquiring company's common shares having a market value at that time of twice the exercise price of the Right.

  The Company has entered into change in control employment agreements with corporate officers and certain other key employees. According to the agreements, a change in control occurs when a third person or entity becomes the beneficial owner of 20% or more of the Company's common stock or when more than one-third of the Company's Board of Directors is composed of persons not recommended by at least three-fourths of the incumbent Board of Directors. Upon a change in control, a key employee is deemed to have a two-year employment with the Company, and all his or her benefits are vested under Company plans. If, at any time within two years of the change in control, the employee's employment is terminated by the Company for any reason other than cause or by the key employee for good reason, as such terms are defined in the agreement, then the key employee is entitled to receive a severance payment equal to two times salary and the average of the prior two years' bonuses.

RETIREMENT BENEFITS

  The Company has defined contribution profit-sharing plans covering substantially all employees who are not participants in certain defined benefit plans. The Company's annual contribution to the defined contribution plans is based on employee eligible earnings and results of operations and amounted to $11,118,000; $10,955,000; and $10,849,000 in 1996, 1995, and 1994,
respectively.

  The Company sponsors defined benefit plans which include a limited number of salaried and hourly employees at certain subsidiaries. The Company's funding policy is generally to contribute annually the minimum actuarially computed amount. Net pension costs relating to these plans were $146,000; $256,000; and

                     HON INDUSTRIES INC. AND SUBSIDIARIES

$228,000 for 1996, 1995, and 1994, respectively. The actuarial present value of benefit obligations, less related plan assets at fair value, is not significant.

  In 1992, the Company established a trust to administer a leveraged employee stock ownership plan (ESOP), the HON Members Company Ownership Plan. Company contributions based on employee eligible earnings and dividends on the shares are used to make loan interest and principal payments. As the loan is repaid, shares are distributed to the ESOP trust for allocation to participants. Selected financial data pertaining to the ESOP is as follows:

                                                         1996    1995    1994
                                                        ------- ------- -------
                                                         (IN THOUSANDS, EXCEPT
                                                              SHARE DATA)
      Company contribution to ESOP..................... $ 3,348 $ 3,302 $ 2,977
      Dividend income of ESOP..........................     446     436     403
      Company interest expense on ESOP loan............     555     749     656
      Shares of common stock allocated to ESOP
       participant accounts............................ 152,733 149,749 133,945
      Shares held in suspense (unallocated)
       by ESOP as of year-end.......................... 223,939 376,672 526,421
      Fair value of shares held in suspense by ESOP as
       of year-end..................................... $ 7,264 $ 8,758 $14,082
      Closing market price of common stock as of year-
       end............................................. $ 32.44 $ 23.25 $ 26.75

  In 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of adoption was to reduce net income by $237,000 after tax, or $.01 a share.

POSTRETIREMENT HEALTH CARE

  The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 3, 1993, and recorded the cumulative effect of the accounting change on the deferred recognition basis.

  The following table sets forth the funded status of the plan, reconciled to the accrued postretirement benefits cost recognized in the Company's balance sheet at:

                                                  1996      1995      1994
                                                --------  --------  --------
                                                      (IN THOUSANDS)
      Accumulated postretirement benefit
       obligation (APBO):
        Retirees............................... $  6,535  $  8,138  $  6,947
        Fully eligible active plan
         participants..........................    3,916     5,612     3,816
        Other active plan participants.........    4,808     7,809     6,397
      Unrecognized net (loss)/gain.............    6,919      (933)     (713)
      Unrecognized prior service cost..........   (2,776)   (2,922)       --
      Unrecognized transition obligation.......  (11,501)  (12,214)  (12,932)
                                                --------  --------  --------
      Accrued postretirement benefit cost...... $  7,901  $  5,490  $  3,515
                                                ========  ========  ========

  Net periodic postretirement benefits costs include:

      Service cost............................. $    810  $    685  $    687
      Interest cost............................    1,629     1,344     1,242
      Amortization of transition obligation
       over 20 years...........................      713       718       718
      Amortization of prior service cost.......      146       --        --
                                                --------  --------  --------
      Net periodic postretirement benefits
       cost.................................... $  3,298  $  2,747  $  2,647
                                                ========  ========  ========

                     HON INDUSTRIES INC. AND SUBSIDIARIES

  The discount rates at fiscal year-end 1996, 1995, and 1994 were 7.5%, 7.75%, and 8.0%, respectively. The pre-65 1997 gross trend rates begin at 11.0% for the medical and prescription drug coverages and grade down to 5.0% in 2006 and remain at this level for all future years. The post-64 gross trend rates begin at 9.0% for the medical coverage and decrease until the maximum Company subsidy (cap) is reached in 2003. For the prescription drug coverage, the 1997 gross trend rates begin at 11.0% and decrease until the cap is reached in 2003. If the health care cost trend rates were increased by 1.0% for each year, the accumulated postretirement benefit obligation as of December 28, 1996, would increase by $493,520; and, the sum of the service and interest cost components of the net periodic postretirement benefit cost for fiscal year 1996 would increase by $45,000. The Company's postretirement health care plans are not funded.

LEASES

  The Company leases certain warehouse and plant facilities and equipment. Commitments for minimum rentals under noncancellable leases at the end of 1996 are as follows:

                                                          CAPITALIZED OPERATING
                                                            LEASES     LEASES
                                                          ----------- ---------
                                                             (IN THOUSANDS)
      1997...............................................   $2,024     $ 5,532
      1998...............................................    2,024       4,941
      1999...............................................    2,024       3,975
      2000...............................................    2,024       2,897
      2001...............................................      664       2,113
      Thereafter.........................................    2,069         883
                                                            ------     -------
      Total minimum lease payments.......................   10,829     $20,341
                                                                       =======
      Less amount representing interest..................    3,377
                                                            ------
      Present value of net minimum lease payments,
       including current maturities of $1,133,000........   $7,452
                                                            ======

  Property, plant, and equipment at year-end include the following amounts for capitalized leases:

                                                            1996   1995   1994
                                                           ------ ------ ------
                                                              (IN THOUSANDS)
      Buildings........................................... $3,299 $3,299 $3,709
      Machinery and equipment.............................  8,419  8,419  8,419
                                                           ------ ------ ------
                                                           11,718 11,718 12,128
      Less allowances for depreciation....................  4,854  3,569  2,507
                                                           ------ ------ ------
                                                           $6,864 $8,149 $9,621
                                                           ====== ====== ======

  Rent expense for the years 1996, 1995, and 1994 amounted to approximately $6,788,000; $7,439,000; and $6,572,000, respectively. The Company has operating leases for office and production facilities with annual rentals totaling $578,000 with the former owners of a business acquired in 1996. These individuals continue as officers of a subsidiary of the Company following the merger. Contingent rent expense under both capitalized and operating leases (generally based on mileage of transportation equipment) amounted to $353,000; $608,000; and $525,000 for the years 1996, 1995, and 1994, respectively.

CONTINGENCIES

  The Company is involved in various legal actions arising in the course of business. Although management cannot predict the ultimate outcome of these matters with certainty, it believes, after taking into consideration

                     HON INDUSTRIES INC. AND SUBSIDIARIES
legal counsel's evaluation of such actions, that the outcome of these matters will not have a material effect on the financial position or results of operations of the Company.

  The Company and certain subsidiaries are party to three environmental actions which have arisen in the ordinary course of business. These include possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The effect of these actions on the Company's financial position and operations to date has not been significant. The Company is participating in environmental assessments and monitoring, and liabilities have been accrued reflecting management's best estimate of the eventual future cost of the Company's anticipated share (based upon estimated ranges of remediation costs, the existence of many other larger "potentially responsible parties" who are financially viable to share in such costs, the Company's experience to date in relation to the determination of its allocable share, the volume and type of waste the Company is believed to have contributed to each site, and the anticipated periods of time over which such costs may be paid) of remediation costs. Potential insurance reimbursements are not anticipated. The Company is also reviewing available defenses and claims it may have against third parties. Due to such factors as the wide discretion of regulatory authorities regarding clean-up levels and uncertain allocation of liability at multiple party sites, estimates made prior to the approval of a formal plan of action represent management's best judgment as to estimates of reasonably foreseeable expenses based upon average remediation costs at comparable sites. While the final resolution of these contingencies could result in expenses in excess of current accruals and therefore have an impact on the Company's consolidated financial results in a future reporting period, management believes that the ultimate outcome will not have a material effect on the Company's financial position or results of operations.

BUSINESS SEGMENT INFORMATION

  The Company has two reportable business segments: office furniture and hearth products. However, the manufacture and marketing of office furniture is the Company's principal business segment.

  The office furniture segment manufactures and markets a broad line of metal and wood commercial and home office furniture which includes file cabinets, desks, credenzas, chairs, storage cabinets, tables, bookcases, freestanding office partitions and panel systems, and other related products. The hearth products segment manufactures and markets a broad line of manufactured gas- and wood-burning fireplaces and stoves, fireplace inserts, and chimney systems principally for the home.

  The Company's October 2, 1996, acquisition of Heat-N-Glo Fireplace Products, Inc., resulted in hearth products becoming a reportable segment. Prior to this acquisition, the Company had only one reportable segment, office furniture. Refer to the "Business Combinations" note for additional information regarding this acquisition.

  For purposes of segment reporting, intercompany sales transfers between segments are not material, and operating profit is income before income taxes exclusive of certain unallocated corporate expenses. Identifiable assets by segment are those assets applicable to the respective industry segments. Corporate assets consist principally of cash and cash equivalents, short-term investments, and corporate office real estate and related equipment.

                     HON INDUSTRIES INC. AND SUBSIDIARIES

  Reportable segment data reconciled to the consolidated financial statements for the years ended 1996, 1995, and 1994 is as follows:

                                                     1996      1995      1994
                                                   --------  --------  --------
                                                         (IN THOUSANDS)
      Net sales:
      Office furniture............................ $887,299  $818,907  $772,299
      Hearth products.............................  110,836    74,212    73,699
                                                   --------  --------  --------
                                                   $998,135  $893,119  $845,998
                                                   ========  ========  ========
      Operating profit:
      Office furniture............................ $106,824  $ 79,085  $ 96,813
      Hearth products.............................   14,155     6,395     6,373
                                                   --------  --------  --------
          Total operating profit..................  120,979    85,480   103,186
      Unallocated corporate expenses..............  (15,712)  (19,963)  (16,848)
                                                   --------  --------  --------
          Income before income taxes.............. $105,267  $ 65,517  $ 86,338
                                                   ========  ========  ========
      Identifiable assets:
        Office furniture.......................... $330,575  $308,783  $288,436
        Hearth products...........................  122,037    25,811    25,791
        General corporate.........................   60,902    74,924    58,341
                                                   --------  --------  --------
                                                   $513,514  $409,518  $372,568
                                                   ========  ========  ========
      Depreciation and amortization expense:
        Office furniture.......................... $ 21,140  $ 18,328  $ 16,264
        Hearth products...........................    2,813     1,424     1,191
        General corporate.........................    1,299     1,664     1,587
                                                   --------  --------  --------
                                                   $ 25,252  $ 21,416  $ 19,042
                                                   ========  ========  ========
      Capital expenditures, net:
        Office furniture.......................... $ 41,186  $ 50,816  $ 29,987
        Hearth products...........................    4,060     2,857     3,763
        General corporate.........................     (562)      206     1,255
                                                   --------  --------  --------
                                                   $ 44,684  $ 53,879  $ 35,005
                                                   ========  ========  ========

  One office furniture customer accounted for approximately 12%, 13%, and 13% of consolidated net sales in 1996, 1995, and 1994, respectively.

                     HON INDUSTRIES INC. AND SUBSIDIARIES

SUMMARY OF UNAUDITED QUARTERLY RESULTS OF OPERATIONS

                                  FIRST     SECOND   THIRD    FOURTH   TOTAL
                                 QUARTER   QUARTER  QUARTER  QUARTER    YEAR
                                 --------  -------- -------- -------- --------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR-END 1996:*
  Net sales..................... $233,477  $219,260 $255,254 $290,144 $998,135
  Gross profit..................   73,471    69,033   78,851   97,284  318,639
  Income before income taxes....   26,706    19,518   25,337   33,706  105,267
  Income taxes..................    9,881     7,222    7,430   12,640   37,173
  Net income**..................   16,825    12,296   17,907   21,066   68,094
  Net income per common share**.      .55       .41      .60      .70     2.26
YEAR-END 1995:
  Net sales..................... $216,498  $206,604 $228,195 $241,822 $893,119
  Gross profit..................   68,942    60,358   67,876   71,243  268,419
  Income before income taxes....   20,119    12,366   19,448   13,584   65,517
  Income taxes..................    7,544     4,638    7,209    5,028   24,419
  Net income***.................   12,575     7,728   12,239    8,556   41,098
  Net income per common
   share***.....................      .41       .25      .41      .28     1.35
YEAR-END 1994:
  Net sales..................... $200,693  $193,045 $222,112 $230,148 $845,998
  Gross profit..................   63,374    59,713   71,005   78,514  272,606
  Income before income taxes....   18,458    14,637   24,659   28,584   86,338
  Income taxes..................    6,830     5,415    9,124   10,576   31,945
  Income before cumulative
   effect of accounting change..   11,628     9,222   15,535   18,008   54,393
  Cumulative effect of
   accounting change............     (237)      --       --       --      (237)
  Net income....................   11,391     9,222   15,535   18,008   54,156
  Net income per common share:
  Income before cumulative
   effect of accounting change..      .37       .30      .49      .58     1.74
  Cumulative effect of
   accounting change............     (.01)      --       --       --      (.01)
  Net income per common share...      .36       .30      .49      .58     1.73

--------
  *Includes the results of operation of Heat-N-Glo Fireplace Products, Inc., acquired October 2, 1996.
 **First quarter 1996 includes a $3,200,000 pretax gain on the sale of Ring
  King Visibles, Inc., a wholly owned subsidiary (after-tax gain of $2,000,000, or $.07 per share), and third quarter includes one-time federal and state income tax credits of $2,100,000, or $.07 per share.
 ***Fourth quarter 1995 includes various pretax charges totaling $5,575,000
   (after-tax effect of $3,512,000, or $.12 per share) for nonrecurring costs primarily associated with closing several leased facilities and severance arrangements from eliminating certain administrative positions.

                      HON INDUSTRIES INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED
                                                          ---------------------
                                                           JUNE 28,   JUNE 29,
                                                             1997       1996
                                                          ---------- ----------
                                                          (IN THOUSANDS, EXCEPT
                                                               SHARE DATA)
Net sales (Note E)....................................... $  296,567 $  219,260
Cost of products sold....................................    200,969    150,227
                                                          ---------- ----------
  Gross Profit...........................................     95,598     69,033
Selling and administrative expenses......................     64,303     49,507
                                                          ---------- ----------
  Operating Income.......................................     31,295     19,526
Interest income..........................................        441        759
Interest expense.........................................      1,582        767
                                                          ---------- ----------
  Income Before Income Taxes.............................     30,154     19,518
Income taxes.............................................     11,307      7,222
                                                          ---------- ----------
  Net Income............................................. $   18,847 $   12,296
                                                          ========== ==========
Net income per common share (Note D)..................... $     0.63 $     0.41
                                                          ========== ==========
Average number of common shares outstanding.............. 29,692,077 30,170,014
                                                          ========== ==========
Cash dividends per common share.......................... $     0.14 $     0.12
                                                          ========== ==========


     See accompanying notes to condensed consolidated financial statements.

                      HON INDUSTRIES INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                            SIX MONTHS ENDED
                                                          ---------------------
                                                           JUNE 28,   JUNE 29,
                                                             1997       1996
                                                          ---------- ----------
                                                          (IN THOUSANDS, EXCEPT
                                                               SHARE DATA)
Net sales (Note E)....................................... $  579,426 $  452,737
Cost of products sold....................................    395,163    310,233
                                                          ---------- ----------
  Gross Profit...........................................    184,263    142,504
Selling and administrative expenses......................    124,756     99,353
Gain on sale of subsidiary (Note C)......................        --       3,200
                                                          ---------- ----------
  Operating Income.......................................     59,507     46,351
Interest income..........................................        852      1,500
Interest expense.........................................      3,135      1,627
                                                          ---------- ----------
  Income Before Income Taxes.............................     57,224     46,224
Income taxes.............................................     21,459     17,103
                                                          ---------- ----------
  Net Income............................................. $   35,765 $   29,121
                                                          ========== ==========
Net income per common share (Note D)..................... $     1.20 $     0.96
                                                          ========== ==========
Average number of common shares outstanding.............. 29,695,994 30,257,593
                                                          ========== ==========
Cash dividends per common share.......................... $     0.28 $     0.24
                                                          ========== ==========


     See accompanying notes to condensed consolidated financial statements.

                      HON INDUSTRIES INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                        JUNE 28,
                                                          1997     DECEMBER 28,
                                                       (UNAUDITED)     1996
                                                       ----------- ------------
                                                            (IN THOUSANDS)
                        ASSETS
CURRENT ASSETS
  Cash and cash equivalents...........................  $ 24,137     $ 31,196
  Short-term investments..............................       256        1,502
  Receivables.........................................   142,019      109,095
  Inventories (Note B)................................    61,156       43,550
  Deferred income taxes...............................    19,746        9,046
  Prepaid expenses and other current assets...........    15,927       11,138
                                                        --------     --------
    Total Current Assets..............................   263,241      205,527
PROPERTY, PLANT, AND EQUIPMENT, at cost
  Land and land improvements..........................     8,969        9,114
  Buildings...........................................   132,154       92,509
  Machinery and equipment.............................   256,146      231,780
  Construction in progress............................    45,903       42,507
                                                        --------     --------
                                                         443,172      375,910
  Less accumulated depreciation.......................   149,661      141,294
                                                        --------     --------
  Net Property, Plant, and Equipment..................   293,511      234,616
GOODWILL..............................................    58,020       51,213
OTHER ASSETS..........................................    20,620       22,158
                                                        --------     --------
    Total Assets......................................  $635,392     $513,514
                                                        ========     ========
         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses...............  $160,432     $127,910
  Income taxes........................................     3,714        2,574
  Note payable and current maturities of long-term
   obligations........................................     4,844       22,069
                                                        --------     --------
    Total Current Liabilities.........................   168,990      152,553
LONG-TERM DEBT AND OTHER LIABILITIES..................   162,889       91,468
CAPITAL LEASE OBLIGATIONS.............................     6,036        6,320
DEFERRED INCOME TAXES.................................    18,602       10,726
MINORITY INTEREST IN SUBSIDIARY.......................        56           50
SHAREHOLDERS' EQUITY
  Capital Stock:
    Preferred, $1 par value; authorized 1,000,000
     shares; no shares outstanding....................       --           --
    Common, $1 par value; authorized 100,000,000
     shares; outstanding--1997--29,689,707 shares;
     1996--29,713,265 shares..........................    29,689       29,713
  Paid-in capital.....................................        91          360
  Retained earnings...................................   254,080      227,365
  Receivable from HON Members Company Ownership Plan..    (5,041)      (5,041)
                                                        --------     --------
      Total Shareholders' Equity......................   278,819      252,397
                                                        --------     --------
      Total Liabilities and Shareholders' Equity......  $635,392     $513,514
                                                        ========     ========

     See accompanying notes to condensed consolidated financial statements.

                      HON INDUSTRIES INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                            SIX MONTHS ENDED
                                                            ------------------
                                                            JUNE 28,  JUNE 29,
                                                              1997      1996
                                                            --------  --------
                                                             (IN THOUSANDS)
Net Cash Flows From (To) Operating Activities:
  Net income............................................... $ 35,765  $ 29,121
  Noncash items included in net income:
    Depreciation and amortization..........................   15,084    11,392
    Gain on sale of subsidiary, net of tax (Note C)........      --     (2,016)
    Other postretirement and postemployment benefits.......      686     1,205
    Deferred income taxes..................................    1,234      (113)
    Other--net.............................................       12       248
  Net increase (decrease) in noncash operating assets and
   liabilities.............................................   (6,674)   (6,281)
  Increase in other liabilities............................   (2,356)     (519)
                                                            --------  --------
    Net cash flows from operating activities...............   43,751    33,037
Net Cash Flows From (To) Investing Activities:
  Capital expenditures--net................................  (34,222)  (20,928)
  Acquisition spending, net of cash acquired...............  (66,292)      --
  Net proceeds from sale of subsidiary (Note C)............      --      7,336
  Short-term investments--net..............................      446      (604)
  Long-term investments....................................    1,045       (95)
  Other--net...............................................     (194)      --
                                                            --------  --------
    Net cash flows (to) investing activities...............  (99,217)  (14,291)
Net Cash Flows From (To) Financing Activities:
  Purchase of HON INDUSTRIES common stock..................   (2,535)   (7,971)
  Proceeds from long-term debt.............................  100,000       --
  Payments of note and long-term debt......................  (42,249)   (1,883)
  Proceeds from sales of HON INDUSTRIES common stock to
   members and stock-based compensation....................    1,505       991
  Dividends paid...........................................   (8,314)   (7,258)
                                                            --------  --------
    Net cash flows from (to) financing activities..........   48,407   (16,121)
Net increase (decrease) in cash and cash equivalents.......   (7,059)    2,625
Cash and cash equivalents at beginning of period...........   31,196    32,231
                                                            --------  --------
Cash and cash equivalents at end of period................. $ 24,137  $ 34,856
                                                            ========  ========


     See accompanying notes to condensed consolidated financial statements.

                     HON INDUSTRIES INC. AND SUBSIDIARIES

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                                 JUNE 28, 1997

NOTE A. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 28, 1997, are not necessarily indicative of the results that may be expected for the year ending January 3, 1998. For further information, refer to the consolidated financial statements and footnotes included in the Company's annual report on Form 10-K for the year ended December 28, 1996.

NOTE B. INVENTORIES

  Inventories of the Company and its subsidiaries are summarized as follows:

                                                         JUNE 28,   DECEMBER 28,
                                                           1997         1996
                                                        ----------  ------------
                                                        (UNAUDITED)
                                                            (IN THOUSANDS)
      Finished products................................  $20,583      $15,793
      Materials and work in process....................   40,573       27,757
                                                         -------      -------
                                                         $61,156      $43,550
                                                         =======      =======

NOTE C. GAIN ON SALE OF SUBSIDIARY

  During the first quarter of 1996, the Company sold all outstanding shares of its subsidiary, Ring King Visibles, Inc., for a sale price of $8,000,000 in cash and the forgiveness of intercompany receivables of approximately $2,000,000. The sale resulted in an approximate $3,200,000 pre-tax gain.

NOTE D. NET INCOME PER COMMON SHARE

  In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 128, "Earnings per Share." The Statement requires the current primary earnings per share calculation to be replaced with a new basic earnings per share calculation. The Statement will become effective for public companies for financial statements issued after December 15, 1997, and early adoption is not permitted. Management estimates the impact of adopting FAS 128 will have no effect on the calculation of the Company's reported year-end 1997 earnings per share given its current capital structure of common stock and no potentially dilutive securities.

NOTE E. BUSINESS COMBINATIONS

  Assuming the acquisition of Heat-N-Glo Fireplace Products, Inc., had occurred on December 31, 1995, the beginning of the Company's 1996 fiscal year, instead of on October 2, 1996, when it actually occurred, the Company's pro forma consolidated net sales for the second quarter ended June 29, 1996, would have been approximately $242.5 million instead of the reported $219.3 million. Pro forma consolidated net sales for the six months ended June 29, 1996, would have been approximately $495.6 million instead of the reported $452.7 million. Pro forma consolidated net income and net income per share for the second quarter and first six months of 1996 would not have been materially different from the reported amounts.

                     HON INDUSTRIES INC. AND SUBSIDIARIES

  The Company acquired Allsteel Inc. on June 17, 1997. The transaction has been accounted for under the purchase method. Accordingly, Allsteel's opening balance has been included in the Company's consolidated balance sheet as of June 28, 1997, and its purchase in the Consolidated Statement of Cash Flows for the six months ended June 28, 1997. The purchase price of Allsteel was $66.0 million which has been preliminarily allocated as follows:

                                                                  (IN THOUSANDS)
      Working capital, other than cash...........................     $29.4
      Property, plant, and equipment.............................      38.4
      Goodwill...................................................       6.1
      Other liabilities..........................................      (7.9)

  Allsteel had no impact on the Company's reported consolidated statements of income for the second fiscal quarter and six months ended June 28, 1997. Further information regarding the transaction is set forth in the Company's Form 8-K, filed June 30, 1997.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCOR-PORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COV-ERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURIS-DICTION WHERE, OR TO ANY PERSON WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SO-LICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUN-DER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY OR THE SELLING SHAREHOLDER SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Recent Developments.......................................................    8
Use of Proceeds...........................................................    9
Market Price of and Dividends on
 Common Stock.............................................................    9
Capitalization............................................................   10
Selected Consolidated Financial and Operating Data........................   11
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   12
Business..................................................................   17
Management................................................................   28
Selling Shareholder.......................................................   30
Description of Capital Stock..............................................   30
Underwriting..............................................................   34
Legal Matters.............................................................   37
Experts...................................................................   37
Available Information.....................................................   37
Incorporation of Certain Documents by Reference...........................   38
Index to Consolidated Financial
 Statements...............................................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
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                               3,395,000 SHARES

                              HON INDUSTRIES INC.

                                 COMMON STOCK

                                --------------

                                  PROSPECTUS

                                --------------

                              MERRILL LYNCH & CO.

                            WILLIAM BLAIR & COMPANY

                             ROBERT W. BAIRD & CO.
             INCORPORATED

                              MCDONALD & COMPANY
                               SECURITIES, INC.

                               OCTOBER 23, 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration Number 333-36433

PROSPECTUS
                               3,395,000 SHARES

                              HON INDUSTRIES INC.

                                 COMMON STOCK

                                ---------------

  Of the 3,395,000 shares of Common Stock of HON INDUSTRIES Inc., an Iowa corporation (the "Company"), offered hereby, 1,000,000 shares are being sold by the Company and 2,395,000 shares are being sold by a certain shareholder (the "Selling Shareholder"). The Company will not receive any of the proceeds of shares sold by the Selling Shareholder. See "Selling Shareholder."

  Of the 3,395,000 shares of Common Stock of the Company offered, 679,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering") and 2,716,000 shares are being offered in a concurrent offering inside the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and together with the International Offering, the "Offerings"). The price to the public and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting."

  The Common Stock is listed on the Nasdaq National Market under the symbol "HONI." On October 23, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $53 1/4 per share. See "Market Price of and Dividends on Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                                ---------------

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                                  PROCEEDS TO
                                                                                    SELLING
                                              PRICE TO   UNDERWRITING PROCEEDS TO SHAREHOLDER
                                               PUBLIC    DISCOUNT (1) COMPANY (2)     (2)
----------------------------------------------------------------------------------------------
Per Share.................................     $52.00       $2.08       $49.92       $49.92
----------------------------------------------------------------------------------------------
Total (3).................................  $176,540,000  $7,061,600  $49,920,000 $119,558,400
----------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) The Company, the Selling Shareholder and Bandag, Incorporated have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses, estimated at $500,000, which are payable by the Company. The Selling Shareholder will not be paying any expenses of the Offerings, other than the expenses of its counsel.
(3) The Company has granted the International Managers and the U.S. Underwriters options, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 101,850 and 407,400, respectively, additional shares of Common Stock on the same terms as set forth above, to cover over-allotments, if any. If the over-allotment options are exercised in full, the total Price to Public, Underwriting Discount, and Proceeds to Company will be $203,021,000, $8,120,840 and $75,341,760, respectively.
    See "Underwriting."

                                ---------------

  The shares of Common Stock are being offered by the several Underwriters subject to prior sale, when, as and if issued to and accepted by them and subject to approval of certain legal matters by counsel for the Company, counsel for the Selling Shareholder and Bandag, Incorporated and counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made against payment therefor in New York, New York on or about October 29, 1997.

                                ---------------

MERRILL LYNCH INTERNATIONAL                             WILLIAM BLAIR & COMPANY
ROBERT W. BAIRD & CO.                                        MCDONALD & COMPANY
     INCORPORATED                                         SECURITIES, INC.

                                ---------------

               The date of this Prospectus is October 23, 1997.

                UNITED STATES TAXATION OF FOREIGN SHAREHOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock that may be relevant to Non-United States Holders of such Common Stock. For purposes of this discussion, a "Non-United States Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust as such terms are defined in
Section 7701 of the United States Internal Revenue Code of 1986, as amended (the "Code"). In general, a "Non-United States Holder" is any holder of Common Stock that is not (i) a citizen or resident alien individual of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions. Resident alien individuals will be subject to United States federal income taxation with respect to the Common Stock in the same manner as if they were United States citizens.

  The following discussion does not deal with all aspects of United States federal income and estate taxation and does not consider specific facts and circumstances that may be relevant to a particular Non-United States Holder in light of such holder's personal investment or tax position. Furthermore, the discussion does not address tax consequences that may be relevant to certain Non-United States Holders subject to special treatment under the United States federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers. The discussion does not discuss any aspects of non-United States or United States state and local tax consequences that may be relevant to Non-United States Holders. Finally, the discussion is based on the current provisions of the Code, the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the foregoing, all as in effect on the date of this Prospectus and all of which are subject to change, possibly with retroactive effect.

  PROSPECTIVE NON-UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC UNITED STATES FEDERAL, STATE AND LOCAL AND NON-UNITED STATES INCOME, ESTATE AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK (INCLUDING SUCH HOLDER'S STATUS AS A NON-UNITED STATES HOLDER).

DIVIDENDS

  Dividends paid by the Company to a Non-United States Holder will generally be subject to United States federal income tax withholding at the rate of 30 percent of the gross amount of the dividends, or at such lower rate as may be specified by an applicable United States income tax treaty. Under the United States Treasury Regulations currently in effect and published Revenue Rulings, dividends paid to an address in a foreign country generally are presumed to be paid to a resident of such country (unless the payor has actual knowledge to the contrary) for purposes of both applying the withholding tax and determining the applicability of a reduced treaty rate of withholding, if any. Under newly issued United States Treasury Regulations, which will become effective for payments made after December 31, 1998, however, a Non-United States Holder who wishes to claim the benefit of an applicable reduced treaty rate of withholding will be required to satisfy certain certification and other requirements, including the requirement generally to file a properly completed IRS Form W-8 with the Company, the paying agent or such other entity as may be required to withhold tax. The new Treasury Regulations also provide special rules for dividends paid to foreign intermediaries, United States or foreign wholly-owned entities that are disregarded as entities separate from their owners for United States federal income tax purposes, and flow-through entities or arrangements that are treated as fiscally transparent for United States federal income tax purposes or under the laws of an applicable income tax treaty jurisdiction or both. For example, in the case of Common Stock held by a foreign partnership, the certification requirement will be applied to the partners of the partnership, rather than the partnership itself, although the partnership will also be required to provide certain information, and a look-through rule is provided for tiered partnership structures.

  A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "IRS"). To the extent that a distribution with respect to the Common Stock represents a return of basis for United States federal income tax purposes, a Non-United States Holder may apply for a refund of any amounts currently withheld with respect to such return of basis by filing an appropriate claim for refund with the IRS.

  Dividends received by a Non-United States Holder that are effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States (or, if certain income tax treaties apply, that are attributable to a permanent establishment maintained by such Non-United States Holder in the United
States) are exempt from United States federal income tax withholding provided that such Non-United States Holder files with the Company, its paying agent or such other entity as may be required to withhold tax, a properly completed IRS Form 4224 (or, in the case of an applicable tax treaty, IRS Form 1001), or, after the newly issued United States Treasury Regulations become effective on January 1, 1999, a properly completed IRS Form W-8. In general, a Non-United States Holder will not be considered to be engaged in a trade or business within the United States solely as a result of ownership of Common Stock. If the dividends are effectively connected with a United States trade or business (or are attributable to a United States permanent establishment), the dividends will be subject to United States federal income tax (on a net income basis) at the same graduated rates applicable to United States persons. In the case of a Non-United States Holder that is a corporation, such effectively connected dividends may also be subject to the branch profits tax (which is generally imposed at a 30 percent rate (or a lower applicable treaty rate) on repatriated effectively connected earnings and profits).

DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax (and no tax generally will be withheld) on any gain realized upon the sale or other disposition of Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder (or, if certain income tax treaties apply, such gain is attributable to a permanent establishment maintained by such Non-United States Holder in the United States), (ii) the gain is not described in clause
(i) above and the Non-United States Holder is a non-resident alien individual who holds the Common Stock as a capital asset and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year (or taxable year if one has been established) in which such disposition occurs, and either (a) such individual's "tax home," within the meaning of Section 911(d)(3) of the Code, is in the United States or (b) the gain is attributable to an office or other fixed place of business in the United States, (iii) the Non-United States Holder is an individual who is a former citizen or long-term resident alien of the United States and who is subject to tax pursuant to the provisions of the United States federal income tax laws applicable to certain United States expatriates, or (iv) the Company is, or has been at any time during the five-year period preceding the disposition (or such shorter period during which such Non-United States Holder has owned such Common Stock), a "United States real property holding corporation" for United States federal income tax purposes and, so long as the Common Stock continues to be "regularly traded on an established securities market" for tax purposes, the Non-United States Holder disposing of the Common Stock directly or indirectly owned more than five percent in value of the Common Stock at any time during such five-year (or shorter) period.

  A corporation is generally a "United States real property holding corporation" if the fair market value of its United States real property interests equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business both within and without the United States. The Company believes it is not currently, and does not expect that it will become, a United States real property holding corporation for United States federal income tax purposes. There can be no assurance, however, that the Company will not become, or be determined to be, such a corporation.

  Gain that is effectively connected with the conduct of a trade or business by a Non-United States Holder within the United States (or that is attributable to a United States permanent establishment maintained by such

Non-United States Holder in the United States) will be subject to United States federal income tax (on a net income basis) at the same graduated rates applicable to United States persons, but will not be subject to withholding. In the case of a Non-United States Holder that is a corporation, such gain may also be subject to the branch profits tax. An individual Non-United States Holder that is described under clause (ii) above will be subject to a flat 30 percent tax on the gain derived from the sale, which gain may be offset by certain U.S.-source capital losses (notwithstanding the fact that such individual is not considered to be a resident of the United States for United States federal income tax purposes).

BACKUP WITHHOLDING AND INFORMATION REPORTING

  The Company must report annually to the IRS and to each Non-United States Holder the amount of dividends paid, and the tax withheld, with respect to shares of Common Stock held by such holder. These information reporting requirements apply regardless of whether the withholding tax was reduced or eliminated by an applicable tax treaty. This information may also be made available (under the provisions of an applicable income tax treaty or other international agreement) to the tax authorities of the country in which the Non-United States Holder resides. United States federal income tax backup withholding (imposed at a rate of 31 percent on dividends paid to certain holders who fail to provide in the required manner certain identifying information, such as the holder's name, address and taxpayer identification number, or under certain other circumstances) generally does not apply to dividends that are subject to United States federal income tax withholding at the 30 percent statutory rate or at a reduced tax treaty rate, dividends that are effectively connected with a United States trade or business of the Non-United States Holder, or dividends paid to a Non-United States Holder at an address outside the United States or otherwise to a Non-United States Holder who is an "exempt recipient" (such as a corporation). Under the newly issued United States Treasury Regulations, certain Non-United States Holders who are not currently subject to backup withholding on dividend payments will have to certify as to their non-United States status to avoid backup withholding on dividends paid after December 31, 1998.

  If a Non-United States Holder sells or otherwise disposes of shares of Common Stock to or through a United States office of a broker, the broker is required to file an information return and is required to apply backup withholding at the rate of 31 percent unless the Non-United States Holder has provided the broker with a certification, under penalties of perjury, as to its non-United States status or has otherwise established its entitlement to an exemption from backup withholding. If payment of the proceeds from the sale or other disposition of Common Stock by a Non-United States Holder is made to or through an office of a broker outside the United States, the broker generally will not be required to apply backup withholding or to file information returns, except as provided below. Under the Treasury Regulations currently in effect, information reporting (but not backup withholding) is required with respect to the payment of proceeds from the sale or other disposition of Common Stock to or through a foreign office of a broker that is
(a) a United States person, (b) a controlled foreign corporation for United States federal income tax purposes, or (c) a foreign person 50 percent or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade or business in the United States, unless that broker has documentary evidence in its files that the payee is not a United States person (and the broker has no actual knowledge to the contrary) and certain other conditions are met, or the payee has otherwise established its entitlement to an exemption. The newly issued United States Treasury Regulations, which will become effective for payments made after December 31, 1998, expand the categories of brokers that will be required to comply with the information reporting requirements with respect to the payment of proceeds from the sale or other disposition of Common Stock effected at an office outside the United States. As a result, information reporting may apply to certain payments of proceeds from the sale or other disposition of Common Stock made after December 31, 1998 by or through foreign offices of brokers that were previously exempt. Under the new Treasury Regulations, however, backup withholding will not be required with respect to the payment of proceeds from the sale or other disposition of Common Stock effected at a foreign office of a broker unless the broker has actual knowledge that the payee is a United States person.

  Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against a Non-United States Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

  As previously noted above, the procedures for United States federal income tax withholding on dividend payments and some of the associated backup withholding and information reporting rules are the subject of new United States Treasury Regulations, which were issued on October 6, 1997, and become effective for payments made after December 31, 1998, subject to certain transition rules. These new Treasury Regulations modify the procedures for establishing an exemption from or a reduced rate of withholding tax as described above, as well as the certification procedures and forms for purposes of backup withholding and information reporting, and also clarify and modify reliance standards. Prospective Non-United States Holders should consult their own tax advisors concerning these new Treasury Regulations and the effect of such Treasury Regulations on their ownership of Common Stock.

ESTATE TAX

  Common Stock owned, or treated as owned, by an individual who is neither a citizen or a resident (as specially defined for United States federal estate tax purposes) of the United States at the time of such individual's death will be included in such individual's gross estate for United States federal estate tax purposes and thus will be subject to United States federal estate tax, subject to certain credits, at graduated rates of up to 55 percent, unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company, the Selling Shareholder, Bandag and each of the underwriters named below (the "International Managers") and concurrently with the sale of 2,716,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company and the Selling Shareholder have agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Company and the Selling Shareholder the number of shares of Common Stock set forth opposite its name below.

                                                                         NUMBER
                                                                           OF
          INTERNATIONAL UNDERWRITER                                      SHARES
          -------------------------                                      -------
      Merrill Lynch International......................................  257,197
      William Blair & Company, L.L.C...................................  257,197
      Robert W. Baird & Co. Incorporated...............................   82,303
      McDonald & Company Securities, Inc...............................   82,303
                                                                         -------
          Total........................................................  679,000
                                                                         =======

  Merrill Lynch International ("Merrill Lynch"), William Blair & Co., L.L.C., Robert W. Baird & Co. Incorporated and McDonald & Company Securities, Inc. are acting as representatives (the "International Representatives") of the International Managers.

  The Company, the Selling Shareholder and Bandag have also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with certain underwriters in the United States and Canada (collectively, the "U.S. Underwriters," and together with the International Managers, the "Underwriters"), for whom Merrill Lynch, Pierce Fenner & Smith Incorporated, William Blair & Company, L.L.C., Robert W. Baird & Co. Incorporated and McDonald & Company Securities, Inc. are acting as representatives (the "U.S. Representatives") and, together with the International Representatives, the "Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 679,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company and the Selling Shareholder have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase from the Company and the Selling Shareholder, an aggregate of 2,716,000 shares of Common Stock. The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement. The respective percentages of the Common Stock to be sold by each of the Company and the Selling Shareholder will be identical in the U.S. Offering and the International Offering.

  In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances involving a default by an Underwriter, the commitments of non-defaulting International Managers or U.S. Underwriters (as the case may be) may be increased or the International Purchase Agreement or the U.S. Purchase Agreement (as the case may be) may be terminated. The sale of Common Stock to the International Managers is conditioned upon the sale of Common Stock to the U.S. Underwriters and vice versa.

  The International Underwriters and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. The Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States or Canadian persons or to persons they believe intend to resell to persons who are United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-United States persons or to non-Canadian persons or to persons they believe intend to resell to non-United States persons or non-Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  The International Representatives have advised the Company and the Selling Shareholder that the International Managers propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers at such price less a concession not in excess of $1.24 per share. The International Managers may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  Each International Manager has agreed that (i) it has not offered or sold, and will not for a period of six months following consummation of the Offerings offer or sell, in the United Kingdom by means of any document, any shares of Common Stock offered hereby, other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public within the meaning of the Public Offers to Securities Regulations of 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

  The Company has granted to the International Managers an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 101,850 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,395,000 shares are being offered.

  Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

  The Company has, subject to certain exceptions, agreed not to, directly or indirectly, offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch for a period of 90 days from the date of this Prospectus, except that the Company may, without such consent, issue shares of Common Stock upon the exercise or conversion of any outstanding options, rights, warrants or other convertible securities, or issue shares of Common Stock or grant options to purchase shares of Common Stock pursuant to the Company's employee benefit plans, director stock plan or dividend reinvestment plan. In addition, the Company's executive officers and directors have agreed not to effect any sales of Common Stock in open market transactions without the prior written consent of Merrill Lynch for a period of 90 days from the date of this Prospectus.

  In connection with this Offering, the Underwriters or their respective affiliates and selling group members (if any) who are qualified market makers on Nasdaq may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed (or a related security) to engage in limited market making transactions during the period when Regulation M under the Exchange Act would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or affecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act of 1933, as amended (the "Securities Act") pertaining to the security to be distributed (or such related security).

  In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances involving a default by an Underwriter, the commitments of non-defaulting International Underwriters or U.S. Underwriters (as the case may be) may be increased or the International Purchase Agreement or the U.S. Purchase Agreement (as the case may be) may be terminated. The sale of Common Stock to the International Managers is conditioned upon the sale of Common Stock to the U.S. Underwriters and vice versa.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase Common Stock. As the exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  The Company, the Selling Shareholder and Bandag have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments initially the Underwriters may be required to make in respect thereof.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Edgar D. Jannotta, a director of the Selling Shareholder, is Senior Director of William Blair & Company, L.L.C.

                                 LEGAL MATTERS

  The legality of the Common Stock offered hereby has been passed upon for the Company by Stanley, Lande & Hunter, P.C., Muscatine, Iowa. Certain other legal matters will be passed upon for the Company by Jones, Day, Reavis & Pogue, Chicago, Illinois and Stanley, Lande & Hunter, P.C., for the Selling Shareholder and Bandag by Foley & Lardner, Milwaukee, Wisconsin and for the Underwriters by Sidley & Austin, Chicago, Illinois. Members of Stanley, Lande & Hunter, P.C., own of record and beneficially a total of 96,987 shares of Common Stock.

                                    EXPERTS
  The audited consolidated financial statements and schedules of HON INDUSTRIES Inc. and Subsidiaries as of and for the fiscal year ended December 28, 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The consolidated balance sheets of HON INDUSTRIES Inc. and its subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended included in this Prospectus and the related financial statement schedule listed in Item 14 of HON INDUSTRIES Inc.'s Annual Report on Form 10-K for the fiscal year ended December 28, 1996, incorporated by reference into this Registration Statement, have been audited by Ernst & Young LLP, as stated in its reports appearing herein and incorporated by reference into this Registration Statement. Such financial statements and financial statement schedule have been so included and incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION
  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (of which this Prospectus is a part) under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including exhibits thereto, as well as such reports, proxy statements and other information filed by the Company with the Commission can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission and that is located at http://www.sec.gov. The Registration Statement was filed electronically with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
  The following documents previously filed with the Commission by the Company (File No. 0-2648) pursuant to the Exchange Act are incorporated by reference in this Prospectus and made a part hereof: the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996; the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 29, 1997 and June 28, 1997; the Company's Current Reports on Form 8-K dated June 30, 1997, October 8, 1997 and October 22, 1997; and the descriptions of the Company's Common Stock set forth in Item 1 of the Company's Registration Statement on Form 8-A filed May 1, 1967 and Series A Junior Participating Preferred Stock and Rights Agreement set forth in Item 1 of the Company's Registration Statement on Form 8-A filed July 12, 1988, and all amendments and reports filed for the purpose of updating such descriptions.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies, supersedes or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS WHICH HAVE BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE DOCUMENTS SO INCORPORATED. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO HON INDUSTRIES INC., OFFICE OF THE SECRETARY, 414 EAST THIRD STREET, P.O. BOX 1109, MUSCATINE, IOWA 52761-7109 (TELEPHONE NUMBER
(319) 264-7400).

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY OR THE SELLING SHAREHOLDER SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Recent Developments.......................................................    8
Use of Proceeds...........................................................    9
Market Price of and Dividends on Common Stock.............................    9
Capitalization............................................................   10
Selected Consolidated Financial and Operating Data........................   11
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   12
Business..................................................................   17
Management................................................................   28
Selling Shareholder.......................................................   30
Description of Capital Stock..............................................   30
United States Taxation of Foreign Shareholders............................   34
Underwriting..............................................................   38
Legal Matters.............................................................   41
Experts...................................................................   41
Available Information.....................................................   41
Incorporation of Certain Documents by Reference...........................   42
Index to Consolidated Financial Statements................................  F-1

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                               3,395,000 SHARES

                              HON INDUSTRIES INC.

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                          MERRILL LYNCH INTERNATIONAL

                            WILLIAM BLAIR & COMPANY

   ROBERT W. BAIRD & CO.
             INCORPORATED

                              MCDONALD & COMPANY
                               SECURITIES, INC.

                               OCTOBER 23, 1997

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